EXHIBIT 99.2

CERTAIN IDENTIFIED INFORMATION MARKED WITH [***] HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

SHARE PURCHASE AGREEMENT

among

Kedrion S.p.A.

as Purchaser

-and-

Liminal BioSciences Inc.

as Seller

dated May 14, 2021

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION

1.1	Definitions	1
1.2	Other Defined Terms	8
1.3	Headings	10
1.4	Extended Meanings	10
1.5	Ambiguity	10
1.6	Statutory References	10
1.7	Accounting Principles	10
1.8	Currency	10
1.9	Schedules and Exhibit	10
1.10	Knowledge	10

ARTICLE 2 PURCHASE AND SALE

2.1	Agreement of Purchase and Sale	11
2.2	Purchase Price	11
2.3	Payment of Purchase Price	11
2.4	[***]	11

ARTICLE 3 ADJUSTMENTS

3.1	Delivery of Estimate Statement	11
3.2	Delivery of Closing Statement	11
3.3	Net Indebtedness and Working Capital Adjustment	12
3.4	Adjustment of Purchase Price for Plasma Inventory	13

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLER AS TO ITSELF

4.1	Representations and Warranties of Seller as to Itself	13

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF SELLER AS TO THE CORPORATIONS

5.1	Representations and Warranties of Seller as to the Corporations	14
5.2	Survival of Representations	27
5.3	Data Room Documents	27

ARTICLE 6 REPRESENTATIONS, WARRANTIES OF PURCHASER

6.1	Representations and Warranties of Purchaser	27

ARTICLE 7 PRE-CLOSING COVENANTS OF THE PARTIES

7.1	Conduct of Business Prior to Closing	29
7.2	Access for Due Diligence	31
7.3	Pre-Closing Reorganization	31
7.4	Notice of Untrue Representation or Warranty	31
7.5	Release of Seller Guarantees	32
7.6	Confidentiality	32
7.7	D&O Indemnification and Insurance	32
7.8	Notice of Events; Updating Schedules; Damage or Destruction of Donor Center	33

( i )

ARTICLE 8 POST-CLOSING COVENANTS AND AGREEMENTS

8.1	Books and Records	33
8.2	Further Assurances	33
8.3	Regulatory Notices	34
8.4	Transfer Taxes	34
8.5	Transition/FDA Notification/SOPs	34
8.6	Consents, Notifications Waiting Periods	35
8.7	[***]	35

ARTICLE 9 CONDITIONS OF CLOSING

9.1	Conditions for the Benefit of Purchaser	35
9.2	Conditions for the Benefit of Seller	37

ARTICLE 10 CLOSING

10.1	Closing	38
10.2	Closing Procedures	38

ARTICLE 11 TERMINATION

11.1	Termination Rights	38
11.2	Effect of Termination	39

ARTICLE 12 INDEMNIFICATION

12.1	Purchaser Indemnification	39
12.2	Seller Indemnification	40
12.3	Time Limitations	40
12.4	Limitations on Indemnification	41
12.5	Notification	42
12.6	Direct Claim	43
12.7	Defense of Third Party Claim	43
12.8	Exclusion of Other Remedies	44
12.9	One Recovery	44
12.10	[Intentionally Omitted]	45
12.11	Duty to Mitigate	45
12.12	Adjustment to Purchase Price	45

ARTICLE 13 TAX MATTERS

13.1	Tax Returns	45
13.2	Tax Cooperation	46
13.3	Conduct of Tax Matters	46
13.4	Conflicts; Survival	47
13.5	Excessive Dividend Elections	48
13.6	§338(g)Election	48

( ii )

ARTICLE 14 OFAC; ANTI-MONEY LAUNDERING; PATRIOT ACT.

14.1	OFAC Representation	48
14.2	Purchaser’s Assurances	48
14.3	Anti-Money Laundering	49

ARTICLE 15 GENERAL

15.1	Fees and Expenses	49
15.2	Further Assurances	49
15.3	Public Announcements	49
15.4	Benefit of the Agreement	49
15.5	Entire Agreement	50
15.6	Amendments and Waivers	50
15.7	Assignment	50
15.8	Time of Essence	50
15.9	Notices	50
15.10	No Third Party Beneficiaries	51
15.11	Governing Law and Attornment	51
15.12	Non-Merger	51
15.13	Counterparts	51
15.14	Severability	51
15.15	Kedrion Code of Conduct	52
15.16	Force Majeure	52

Exhibit “A”	Illustrative Calculation of Working Capital and Net Indebtedness
Exhibit “B”	Form of Option Agreement
Exhibit “C”	Form of Transition Services Agreement
Exhibit “D”	Plasma Specifications
Exhibit “E”	Form of Certificate of Analysis for the Plasma Inventory

( iii )

SHARE PURCHASE AGREEMENT

Share Purchase Agreement dated May 14, 2021 among, Kedrion S.p.A. (“Purchaser” or “Kedrion”) and Liminal BioSciences Inc. (“Seller”).

WHEREAS Seller is the beneficial and registered owner of one hundred percent (100%) of the issued and outstanding shares of Prometic Plasma Resources Inc. (“PPR Canada”) and Prometic Plasma Resources (USA) Inc. (“PPR USA” and together with PPR Canada, the ”Corporations”) and the beneficial and registered owner of one hundred percent (100%) of the issued and outstanding shares of Prometic Biotherapeutics Inc. (“PBT”) and Prometic Bioproduction Inc. (“PBP”, and together with PBT, the ”Ryplazim Targets”);

WHEREAS Seller wishes to sell the shares representing all equity interests in the Corporations to Purchaser and Purchaser wishes to purchase such shares from Seller upon and subject to the terms and conditions set out herein; and

WHEREAS Seller wishes to grant Purchaser an exclusive option to acquire the shares representing all of the equity interests in the Ryplazim Targets and Kedrion wishes to acquire the exclusive option to acquire all such shares (the “Option”) upon and subject to the terms and conditions set out herein and in an option agreement substantially in the form annexed hereto as Exhibit “B” (the “Option Agreement”);

NOW THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, Purchaser and Seller hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions.

As used in this Agreement, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, any (i) other Person directly or indirectly controlled by or under common control with such first Person, or (ii) any Person controlled by or under common control with any Person referred to in (i) above. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities, by contract or otherwise;

“Agreement” means this share purchase agreement, including its Preamble, Recitals, Exhibits and Schedules, as amended, supplemented or restated in writing from time to time, subject to Section 15.6;

“Books and Records” means all books, records, files, customer and supplier lists, business reports, plans, projections and all other documentation, correspondence and other information (in whatever medium and wherever situated, including all data and information stored electronically or on computer-related media) relating exclusively to the Business or the Corporations in the possession or under the control of the Corporations or Seller;

“Business” means the business conducted by the Corporations of collecting, storing, and selling normal source and hyperimmune plasma and red blood-cells (as applicable) in their FDA-licensed plasma collection centers located in Amherst, New York and Winnipeg, Manitoba and related administrative activities;

“Business Day” means any day other than a Saturday, Sunday or other day on which the principal commercial banks in Montreal, Quebec are not open for business during normal business hours;

“Cash” means with respect to the Corporations, all cash and cash equivalents determined in accordance with IFRS;

“cGMP” means current Good Manufacturing and General Biologic Products Standard as defined in 21 CFR Parts, 201, 211, 600 and 606.

“Claims” means any claim, demand, complaint, grievance, safety violation, action, cause or right of action, or any proceeding, arbitration, mediation or other dispute resolution procedure, or any orders, writs, injunctions or decrees;

“Closing” means the completion of the Transaction pursuant to this Agreement;

“Closing Time” means the time on the Closing Date at which Closing occurs;

“Code” means the Internal Revenue Code of 1986, in each case including the regulations promulgated thereunder, as amended from time to time;

“Constating Documents” means the articles of incorporation, amalgamation or equivalent, as the case may be, and by-laws of the Corporations;

“Contract” means all material contracts of the Corporations, as follows:

(i)	any distribution, sales, supply, purchase, advertising agency, franchise or manufacturer’s representative Contract;

(ii)	any ongoing Contract for the purchase of materials, supplies, equipment or services with binding commitments of more than [***] over the term of the Contract;

(iii)

any Contract necessary for the conduct of the Business, that expires, or that may be renewed at the option of any Person other than the Corporations so as to expire, more than one (1) year after the date of this Agreement;

(iv)

any note, loan or credit agreement, mortgage, security agreement, letter of credit, obligation, agreement, instrument or other Contract for or relating to debt and other Indebtedness having an outstanding amount of at least [***], or any guarantee by a Corporation of third-party obligations or any Contract providing for the creation of any Encumbrance (other than Permitted Encumbrances);

(v)	any Contract with binding commitments for capital expenditures in excess of [***] in the aggregate;

(vi)

any Contract pursuant to which a Corporation is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other movable or personal property with binding commitments involving more than [***] over the term of the Contract;

(vii)

any confidentiality, secrecy or non-disclosure Contract or any Contract limiting the freedom of a Corporation to engage in any line of business, compete with any other Person, solicit employees or clients;

(viii)	any Contract involving any continuing representation, warranty or indemnification obligation of a Corporation to any other Person, other than in the ordinary course of the Corporation’s business;

(ix)	any partnership, joint venture, limited liability company or alliance Contract; or

(x)	any Contract with any Person with whom a Corporation does not deal at arm’s length within the meaning of the Tax Act;

(xi)	any Contract that is material to the conduct of the Business as presently conducted.

“Corporate Records” means the corporate records of the Corporations including, (i) all Constating Documents; (ii) all minutes of meetings and resolutions of shareholders and directors (and any committees) for the past five (5) years; and (iii) the share certificate book, securities register, register of transfers and register of directors, as applicable;

“COVID-19 Actions” means all commercially reasonable actions taken, planned or planned to be taken in order to minimize the effects of events, occurrences, conditions, circumstances, or developments arising directly or indirectly as a result of the COVID-19 outbreak, or actions taken by any Governmental Authority in response thereto, in each case as determined by the board of directors of the applicable Corporation in order to preserve its Business.

“COVID-19 Returns” means any and all returns, reports, records, calculations, declarations, elections, attestations, notices, forms, designations, filings, and statements filed or required to be filed, or required to be kept on file in respect of any COVID-19 Subsidy.

“COVID-19 Subsidy” means the Canada Emergency Rent Subsidy, the Canada Emergency Wage Subsidy, and any other COVID-19 related direct or indirect wage, rent or other subsidy or loan offered by a federal, provincial, state or local Governmental Authority.

“Current Assets” means the sum of, without duplication, all (i) accounts receivable (excluding any current income Tax assets); (ii) unbilled accounts receivable; (iii) inventory, and (iv) prepaid and other expenses. “Current Assets” excludes (i) Cash; (ii) [***] liters of normal source plasma per Section 3.4; and (iii) Red Blood Cells.

“Current Liabilities” means the sum of, without duplication, all (i) accounts payable and accrued liabilities (excluding current income Tax liabilities), and (ii) deferred revenue and customer deposits. “Current Liabilities” excludes (i) any deferred tax liabilities; (ii) any Indebtedness and (iii) any current lease liability under IFRS16.

“Damages” means any Losses, liabilities, damages or out-of-pocket expenses (including reasonable legal fees and expenses) whether resulting from a Claim that is instituted or asserted by a third party or not;

“Data Room” shall mean the electronic data room established by Seller containing documents and materials relating to the Corporations and their respective Business as constituted on the Closing Date.

“Donor Centers” means the FDA licensed plasma collection centers operated by (i) PPR Canada at 137 Innovation Drive, Winnipeg, Manitoba, Canada; and (ii) PPR USA at 20 Northpointe Parkway, Amherst, New York, USA.

“Employee Plans” means all the employee or retiree benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, deferred compensation, retention, profit sharing, termination, change of control, pension, retirement, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programs, arrangements or practices relating to the current or former directors, officers or employees of the Corporations maintained, sponsored or funded by the Corporations, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered;

“Employees” means those individuals employed by the Corporations, whether such Persons are employed on a full-time, part-time or temporary basis, active or inactive as of the Closing Date;

“Encumbrance” means any hypothecation, mortgage, charge, pledge, prior claim, security interest, assignment, lien (statutory or otherwise), Bank Act (Canada) security, servitude, easement, conditional sale, resolutory condition, title retention agreement or other encumbrance, arrangement or condition of any nature which, in substance, secures payment or performance of an obligation or material adverse claim of any nature whatsoever and, in the case of stock or a membership interest, any limitation on the right to vote such stock or membership interest;

“Environment” means the environment or natural environment as defined in any Environmental Laws and includes air, surface water, ground water, land surface, soil, subsurface strata, stream sediments, ambient air (including indoor air), plant and animal life and any other living organisms and any other environmental medium or natural resource, any sewer system and the environment in any workplace;

“Environmental Laws” means all applicable Laws relating to public health and safety, pollution or the protection of the Environment, including Laws relating to civil responsibility for acts or omissions with respect to the Environment, and all orders, rules and regulations promulgated by any Governmental Authority pursuant to such Laws;

“Excluded Assets” means the assets of the Corporations listed in Schedule 1.1;

“Excluded Contracts” means the contracts of the Corporations listed in Schedule 1.1;

“Financial Statement Date” means December 31, 2020;

“Financial Statements” means the unaudited income statements and balance sheets of the Corporations as at and for the fiscal years ended December 31, 2020 prepared in accordance with IFRS, and on a consistent basis, except for the absence of notes thereto and applicable disclosures required by IFRS;

“[***] Agreement” means that certain [***] by and between PPR Canada and [***], as amended.

“Governmental Authority” means any (i) governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, county, municipal, local, or other; (ii) subdivision or authority of any of the above; (iii) stock exchange; and (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxation authority under or for the account of any of the above;

“Governmental Authorizations” means any order, permit, approval, notification, waiver, license or similar authorization issued to or required by the Corporations from any Governmental Authority;

“GST/HST” means the goods and services tax or harmonized sales tax levied under the Excise Tax Act (Canada) and any similar value-added or multi-staged Tax imposed by any Governmental Authority;

“Hazardous Materials” means any waste, special waste or other substance that is prohibited, listed, defined, designated or classified as, or otherwise determined to be, dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any Environmental Laws, including any mixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and PCBs, asbestos or asbestos-containing materials;

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standard Board, and interpretations issued by the IFRS Interpretations Committee as the relevant time, applied on a consistent basis;

“Indebtedness” means, collectively (and without duplication) with respect to the Corporations:

(i)

all indebtedness whether or not contingent, for borrowed money, (including reimbursement obligations, whether or not contingent, with respect to drawn letters of credit) or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices, and excluding operating leases required to be accounted for as capital leases under IFRS) including any related prepayment fees or expenses (whether short term or long term);

(ii)	all obligations evidenced by notes, bonds, debentures or other similar instruments;

(iii)	any declared dividend not paid by the Corporations as at the date hereof;

(iv)

all obligations under any conditional sale or other title retention agreements relating to property or assets purchased by the Corporations except for usual and customary commissions paid on the sale of assets in the ordinary course of business;

(v)	all off-balance sheet financing, including synthetic leases and project financing;

(vi)	all liabilities secured by an Encumbrance on any property (other than operating leases required to be accounted for as capital leases under IFRS);

(vii)	all accrued interest, fees, prepayment, penalties or other similar obligations with respect to any of the foregoing; and

(viii)	all obligations of the type referred to in clauses (i) through (vii) above which are guaranteed directly or indirectly by a Corporation.

“Intellectual Property” means the Intellectual Property Rights owned by, or licensed to or otherwise used or held for use in the Business by each of the Corporations;

“Intellectual Property Rights” means all domestic and foreign intellectual property rights including: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) copyrights, copyright registrations and applications for copyright registrations; (iii) designs, design registrations, design registration applications, industrial designs, industrial design registrations, industrial design registration applications, integrated circuit topographies, mask works, mask work registrations and applications for mask work registrations; and (iv) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trademarks, trade mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (v) all software other than “shrink-wrap” software; (vi) all internet domain names and internet web-sites and the content thereof; and (vii) all Proprietary Rights. As used herein, the term “Proprietary Rights” means all categories of confidential and proprietary information, including, without limitation, trade secrets, know-how, inventions, invention disclosures (whether or not patentable and whether or not reduced to practice), inventor rights, reports, quality records, engineering notebooks, models, processes, procedures, drawings, specifications, designs, ingredient or component lists, formulae, plans, proposals, technical data, copyrightable works, financial, marketing, customer and business data, pricing and cost information, business and marketing plans, and customer and supplier lists and information, and all other confidential and proprietary information.

“Interim Financial Statements” means the unaudited balance sheet and the accompanying unaudited income statements of the Corporations for the three (3) month period ended March 31, 2021 prepared in accordance with IFRS, and on a basis consistent with the Financial Statements, except for the absence of notes thereto and applicable disclosures required by IFRS;

“Interim Period” means the period between the close of business on the date of this Agreement and Closing;

“Landlord” means the owner of the real property subject to a Lease.

“Laws” or “Law” means any and all applicable domestic and foreign (i) laws, constitutions, treaties, statutes, codes, ordinances, principles of common law or equity, orders, decrees, rules, regulations and by-laws, (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Authority and (iii) to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority;

“Lease(s)” means the lease(s) of the Donor Centers disclosed in Schedule 5.1(k);

“Leased Premises” means the land and buildings leased by the Corporations pursuant to the Leases;

“Losses” shall mean, in respect of any obligation of any party hereto to indemnify any Person pursuant to the terms of this Agreement, any and all losses, liabilities, obligations, damages, amounts paid in settlement, fines, penalties, and reasonable out-of-pocket costs, expenses and charges, including, without limitation, reasonable attorneys’ fees and other amounts incurred in proceedings relating to Losses or pursuant to enforcing rights hereunder, provided, however, that Losses shall not include, and no party shall be liable for, exemplary or punitive damages, except to the extent that amounts payable pursuant to a Third Party Claim constitute exemplary or punitive damages.

“Material Adverse Effect” means any event, occurrence, condition, fact or change that is material and adverse to the business, operations, assets, liabilities or financial condition of either or both of the Corporations. “Material Adverse Effect” shall not include, alone or in combination, any fact, change, circumstance or event arising in connection with: (i) changes in (A) general economic conditions (whether international, national or local), (B) political conditions (including acts of war, declared or undeclared, armed hostilities, terrorism and cybersecurity attacks), (C) the industries or markets in which the Corporations operate, or (D) Laws or accounting standards, or the principles or interpretations thereof applicable to the Corporation; (ii) natural disasters or the COVID-19 pandemic or other epidemic or pandemic outbreaks including any continuation thereof; (iii) the announcement or existence of this Agreement, or the consummation of the transactions contemplated by this Agreement, or the announcement of the identity of the Purchaser, including the loss or termination, or threatened loss or termination of, or adverse change or threatened adverse change in, any relationship of the Corporations or any of its affiliates with any of their customers, suppliers, landlords, Employees or other business relations as a consequence thereof; (iv) any failure of the Corporations to meet internal forecasts or projections; (v) any matter which has been expressly disclosed in the Schedules; (vi) actions or omissions of the Corporations, Seller or any of their Affiliates taken with the prior consent of, or at the request of, Purchaser or consistent with the terms of this Agreement (including the Schedules and Exhibits); or (vii) any action taken by Purchaser or any of its Affiliates.

“Net Indebtedness” means without duplication, as of the applicable date and time, the Indebtedness of the Corporations, less the total Cash, as determined in accordance with IFRS. An illustrative calculation of the Corporation’s Net Indebtedness based on the Interim Financial Statements is attached as Exhibit “A”.

“Parties” means Purchaser and Seller and a “Party” means either one of them;

“Permitted Encumbrances” means as at any time, (i) non-consensual Encumbrance for Taxes, assessments, charges or levies imposed by a Governmental Authority on property not due and delinquent at such time and not published at such time on any register of Encumbrances established by a Governmental Authority reserves for which are provided for in the Financial Statements, the Interim Financial Statements or the Books and Records (ii) undetermined or inchoate liens, charges and privileges incidental to current operations and Encumbrances claimed or held by any Governmental Authority that have not at the time been filed or registered against the title to the property or served upon the Corporations and that relate to obligations not due or delinquent and (iii) Encumbrances listed and described in Schedule 1.1.

“Person” means a natural person, partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning.

“Plasma Inventory” means not less than [***] liters of normal source plasma owned by the Corporations.

“Plasma Specifications” means [***].

“Post-Closing Tax Period” of a Corporation means the first taxation period of the Corporation that commences on or after the Closing Date and each subsequent taxation period.

“Pre-Closing Tax Period” of a Corporation means any taxation period that is not a Post-Closing Tax Period or a Straddle Period.

“Purchased Shares” means all of the issued and outstanding shares in the capital of the Corporations.

“Purchaser Core Representations” means the representations and warranties contained in Section 6.1(a) (Incorporation, Authority, Capacity and Qualification) and 6.1(b) (Enforceability);

“Required Consents” means any approval, consent, or waiver required to be procured from any Governmental Authority or third party in order to provide Purchaser with the full benefit of the transactions contemplated in this Agreement;

“Seller Core Representations” means the representations and warranties contained in Section 4.1(a) (Incorporation, Authority, Capacity and Qualification), 4.1(b) (Enforceability), 4.1(c) (Title to Purchased Shares), and Section 5.1(a) (Incorporation, Formation and Qualification);

“Straddle Period” means any taxable period which begins before the Closing and ends after Closing.

“Target Working Capital” means [***];

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.), including the regulations promulgated thereunder, as amended from time to time;

“Taxation Authority” means any Governmental Authority that is entitled to impose Taxes or to administer any applicable Law related to Taxes;

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Authority including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and governmental plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (i) above or this clause (ii); and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any other Person;

“Transaction” means the purchase and sale of the Purchased Shares, and the other transactions contemplated in this Agreement and the other Transaction Documents;

“Transaction Documents” means this Agreement, the Option Agreement, the Transitional Services Agreement and any other agreement or document to be delivered under or pursuant to this Agreement;

“Transitional Services Agreement” means the transitional services agreement substantially in the form annexed hereto as Exhibit “C”, between the Purchaser and the Seller;

“Working Capital” means as of the Closing Time, the aggregate of the Corporations’ Current Assets minus the Corporations’ Current Liabilities calculated in accordance with IFRS applied on a basis consistent with the Financial Statements or Interim Financial Statements as applicable. An illustrative calculation of the Corporation’s Working Capital as at March 31, 2021 based on the Interim Financial Statements is attached as Exhibit “A”.

1.2	Other Defined Terms.

Term	Section
Amended Pre-Closing Returns	13.1(b)
Anti-Money Laundering Laws	14.3
Applicable Permits	5.1(h)(vii)
Closing Date	10.1
Closing Statement	3.3(a)
Confidentiality Agreement	7.6
Corporations	Recitals
Direct Claim	12.6(a)
DMS	8.5(iii)
Draft Statement	3.2
Environmental Claims	12.4(c)
Estimate Statement	3.1
Estimated Net Indebtedness	3.1
Estimated Working Capital	3.1
Existing Insurance Policies	5.1(x)
Financial Institution	14.1
Improvements	5.1(k)(ii)

Term	Section
Indemnification Notice	12.5
Indemnified Party	12.5
Indemnifying Party	12.5
Independent Accountant	3.3(a)
Italian Code	15.15
Joint Controlled Proceeding	13.3(b)
Kedrion	Preamble
Model	15.15
Objection Notice	3.3(a)
Option	Recitals
Option Agreement	Recitals
OFAC	14.1
Outside Date	11.1(ii)(B)
Patriot Act	14.3
Plasma Inventory	3.4
Pre-Closing Portion	12.1(d)
Pre-Closing Returns	13.1(a)
Prepaid Amount	13.3(c)
Purchase Price	2.2
Purchaser	Preamble
Purchaser Closing Certificate	9.2(a)
Purchaser Indemnified Parties	12.1
Real Property Permits	5.1(k)(v)
Ryplazim Targets	Recitals
Seller Indemnified Party(ies)	12.2
Seller	Preamble
Seller Closing Certificate	9.1
Seller Controlled Proceeding	13.3(b)
Seller Guarantee	7.5
Specially Designated Nationals and Blocked Persons	14.1
Specified Tax Position	13.1(a)
SOP	8.5(v)
Straddle Returns	13.1(c)
Tax Assessment Period	12.3(a)(ii)
Tax Matter	13.3(a)
Tax Returns	5.1(u)(i)
Third Party Claim	12.7(a)
Use Period	8.5(v)

1.3	Headings.

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.4	Extended Meanings.

For the purposes of this Agreement:

(a)	words importing the singular number include the plural and vice versa, words importing any gender include all genders;

(b)

the term “including” means “including without limiting the generality of the foregoing”, the term “include” means “include, without limiting the generality of the foregoing”, and the term “third party” means any Person other than Seller and Purchaser and their respective Affiliates; and

(c)

the phrase “in any capacity whatsoever” means “in any capacity whatsoever, including as an employer, employee, principal, director, officer, agent, mandatary creditor, joint venturer, partner, shareholder or other equity holder, independent contractor, distributor, advisor, consultant, supplier or trustee, or by and through any Person or otherwise”.

1.5	Ambiguity.

The rule of construction that, in the event of ambiguity, the contract will be interpreted against the Party responsible for the drafting or preparation of the contract, will not apply to this Agreement or to the interpretation of this Agreement.

1.6	Statutory References.

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.7	Accounting Principles.

All accounting terms not specifically defined in this Agreement shall, unless otherwise provided, be interpreted in accordance with IFRS.

1.8	Currency.

All references to currency herein are to lawful money of the United States of America unless otherwise specifically indicated. Any amounts included denominated in a currency other than American dollars will be calculated on an as converted to American Dollars basis using the Bank of Canada as of the close of business on the day immediately prior to the date on which the Estimate Statement is delivered pursuant to Section 3.1.

1.9	Schedules and Exhibit.

All Schedules and Exhibits attached to this Agreement form an integral part of this Agreement.

1.10	Knowledge.

Where any representation or warranty contained in this Agreement is qualified by reference to the knowledge of the Seller it refers to the actual knowledge (without further inquiry) of [***], [***], [***] and [***], without personal liability on their part.

ARTICLE 2

PURCHASE AND SALE

2.1	Agreement of Purchase and Sale.

Subject to the terms and conditions of this Agreement, at Closing, (i) Seller shall sell, assign and transfer the Purchased Shares to Purchaser, and Purchaser shall purchase the Purchased Shares from Seller, free and clear of all Encumbrances; and (ii) Seller and Kedrion shall enter into the Option Agreement.

2.2	Purchase Price.

The aggregate purchase (the ”Purchase Price”) price payable by Purchaser to Seller for the Purchased Shares and the Option shall be an amount equal to:

(a)	$17,000,000;

(b)	minus an amount equal to the Estimated Net Indebtedness;

(c)	plus an amount equal to the amount (if any) by which the Estimated Working Capital is greater than the Target Working Capital; and

(d)	minus an amount equal to the amount (if any) by which the Target Working Capital is greater than the Estimated Working Capital.

The Purchase Price will be subject to final adjustments pursuant to Sections 3.3 and 3.4, as the case may be.

2.3	Payment of Purchase Price.

On the Closing Date, Purchaser shall pay to Seller at Closing the Purchase Price by wire transfer of immediately available funds to an account designated in writing by Seller to Purchaser in accordance with the terms of this Agreement (subject to any post-Closing adjustments made in accordance with Article 3 and Article 12).

2.4	[***].

ARTICLE 3

ADJUSTMENTS

3.1	Delivery of Estimate Statement.

Three (3) Business Days prior to the Closing Date, Seller shall provide Purchaser with a statement (the ”Estimate Statement”) that sets out a good faith estimate of (i) Working Capital at the Closing Time (the “Estimated Working Capital”), including a balance of Current Assets and Current Liabilities included in the calculation of the Estimated Working Capital, and (ii) the Net Indebtedness at the Closing Time (“Estimated Net Indebtedness”), determined in accordance with IFRS, consistently applied, and the provisions of this Agreement in the form annexed hereto as Exhibit A;

3.2	Delivery of Closing Statement.

Within forty-five (45) days after the Closing Date, Purchaser will cause each Corporation to provide Seller with a statement (the “Draft Statement”) that sets out the determination of the Working Capital and Net Indebtedness at the Closing, determined in accordance with this Agreement and in accordance with IFRS, consistently applied. Upon reasonable request, (i) Seller shall cooperate fully with Purchaser and its representatives to the extent required to prepare the Draft Statement, and (ii) at any time after the delivery of the Draft Statement, Purchaser shall provide to Seller and its representatives access to all working papers of Purchaser and the Corporations and their respective accounting and financial books and records relating to their respective Businesses and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft Statement.

3.3	Net Indebtedness and Working Capital Adjustment.

(a)

Within thirty (30) Business Days of receipt of the Draft Statement, Seller may notify Purchaser in writing of any objections it may have to the Draft Statement and the Working Capital and the Net Indebtedness calculation provided therein (an “Objection Notice”), which Objection Notice will set forth Seller’s calculation of the relevant amounts and a detailed description of the nature and basis for the objections. If an Objection Notice is not timely delivered to Purchaser, the Draft Statement shall become the “Closing Statement” for the purposes hereof and the Net Indebtedness and Working Capital set forth in the Draft Statement will be final, conclusive and binding on the Parties. If an Objection Notice is timely delivered to Purchaser, then Seller and Purchaser will forthwith and in any event within thirty (30) days, negotiate in good faith to resolve the objections set forth in the Objection Notice. In the event that Seller and Purchaser are unable to resolve all such objections within thirty (30) days after Purchaser’s receipt of such Objection Notice, Seller and Purchaser will submit such remaining disagreements to KPMG, and if KPMG is unwilling or unable to act (e.g. due to any conflict of interest with either party), to any such other internationally recognized firm that the Parties may mutually agree upon (the “Independent Accountant”). Purchaser and Seller shall use commercially reasonable efforts to cause the determination of the dispute by the Independent Accountant to be made within thirty (30) days of the date of such submission. The Independent Accountant shall allow each of Purchaser and Seller to submit, in writing, their respective positions regarding the Draft Statement, and Purchaser and Seller shall have the right to submit additional documents, materials and other written information with appropriate copies and notifications sent to the other Party at the same time. The Independent Accountant shall consider such additional documents, materials and other written information. Purchaser and Seller shall jointly instruct the Independent Accountant that: (i) it shall act as an expert in accounting, and not as an arbitrator, to resolve the unresolved disputed items and amounts that were properly included in the notice of objection in accordance with this Agreement; (ii) it shall base their decision solely on the written submissions of Purchaser and Seller, and not on independent review; and (iii) it may not assign a dollar value to any disputed item greater than the highest amount or less than the lowest amount claimed by Purchaser and Seller, as applicable. The Independent Accountant’s determination of the dispute will be final and binding upon the Parties. The Independent Accountant’s determination of Working Capital and Net Indebtedness will be conclusive and binding on the Parties, absent manifest error, and will become the “Closing Statement” for purposes hereof.

(b)

If the Working Capital set forth in the Closing Statement is greater than the Estimated Working Capital set forth in the Estimate Statement, the amount of such difference will be owed to Seller by Purchaser. In which case, Purchaser shall pay, within twenty (20) days of the final determination of the Closing Statement, such amount to Seller. If the Working Capital set forth in the Closing Statement is less than the Estimated Working Capital set forth in the Estimate Statement, the amount of such difference will be owed to Purchaser by Seller. In which case, Seller shall pay, within twenty (20) days of the final determination of the Closing Statement, such amount to Purchaser.

(c)

If the Net Indebtedness set forth in the Closing Statement is greater than Estimated Net Indebtedness set forth in the Estimate Statement, then the amount of such difference shall be paid by Seller to Purchaser within twenty (20) days. If the Net Indebtedness set forth in the Closing Statement is less than the Estimated Net Indebtedness set forth in the Estimate Statement, then the amount of such difference shall be paid by Purchaser to Seller within twenty (20) days.

(d)

Seller, on the one hand, and Purchaser, on the other hand, will each bear the fees and expenses of their respective accountants, auditors and other professional advisors in preparing, reviewing or settling, as the case may be, the Draft Statement. In the case of a dispute and the retention of the Independent Accountant to determine such dispute, the fees and expenses of the Independent Accountant will be borne equally by Seller, on the one hand, and Purchaser, on the other hand.

3.4	Adjustment of Purchase Price for Plasma Inventory.

Within one hundred twenty (120) days following the Closing Date, Purchaser and Seller or their respective designees shall jointly conduct an inspection and audit of the Plasma Inventory to determine the amounts, types and conformance of the Plasma Inventory with the Plasma Specifications. [***]. Any non-conforming Plasma Inventory shall be delivered to Seller, an Affiliate or third party purchaser or storage provider designated by Seller, or destroyed if required by applicable law and requested by Seller, at the sole cost and expense of Seller and in accordance with applicable Law within ten (10) days of the completion of the joint inspection and audit. In the event the Parties fail to agree whether or not any Plasma Inventory conforms to the Plasma Specifications, then the matter will be promptly referred to an independent expert agreed in good faith by the Parties, whose decision shall be binding on the Parties and shall be non-appealable. The cost of referral to the expert will be borne by the Party determined to have been in error as to conformity, or lack thereof, with the Plasma Specifications.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER AS TO ITSELF

4.1	Representations and Warranties of Seller as to Itself.

Seller represents and warrants to Purchaser as follows and acknowledges and agrees that Purchaser is relying upon such representations and warranties in connection with the purchase by Purchaser of the Purchased Shares:

(a)

Incorporation, Authority, Capacity and Qualification. Seller is duly incorporated, organized, in good standing and existing under the Laws of its jurisdiction of incorporation and has the requisite power and authority to enter into and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party.

(b)

Enforceability. This Agreement has been duly executed and delivered by, and constitutes a legal, valid and binding obligation of Seller enforceable against Seller, in accordance with its terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors’ rights and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(c)

Title to Purchased Shares. Seller is the sole and unconditional owner of the Purchased Shares set forth beside its name in Schedule 4.1(c), with a good and valid title thereto, free and clear of all Encumbrances, except for the Permitted Encumbrances. At the Closing Time, Seller will transfer good and valid title to all of the Purchased Shares to Purchaser, free and clear of all Encumbrances.

(d)	Residence of Seller. Seller is not a non-resident of Canada for the purposes of the Tax Act.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER AS TO THE CORPORATIONS

5.1	Representations and Warranties of Seller as to the Corporations.

Seller represents and warrants to Purchaser the representations and warranties set forth below as of the date hereof and as of the Closing Date, and acknowledges and agrees that Purchaser is relying on such representations and warranties in connection with the Transaction:

(a)

Incorporation, Formation and Qualification. Each of the Corporations is incorporated and existing under the Laws of its jurisdiction of incorporation and has the corporate power and authority to own and operate its property, conduct its Business as currently conducted. The Corporations are qualified, licensed or registered to carry on business in the jurisdictions listed in Schedule 5.1(a). True, correct and complete copies of the Constating Documents of the Corporations are contained in the Data Room.

(b)

No Conflict. Except for the Governmental Authorizations disclosed in Schedule 5.1(c) and the Required Consents disclosed in Schedule 5.1(c), the execution, delivery of, and performance by Seller of the transactions contemplated by this Agreement:

(i)

do not and will not result in a breach, default or violation of (in each case, with or without notice, lapse of time or both), or allow any other Person to exercise any rights under, any of the terms, conditions or provisions of (i) the Corporations’ Constating Documents, or (ii) any Contract to which the Corporations are a party;

(ii)

do not and will not result in a breach, default or violation of, or cause the termination or revocation of, any Governmental Authorization held by the Corporations that are necessary to the ownership of the Purchased Shares or that is material to the conduct of the Corporations as is presently conducted; and

(iii)	do not and will not result in a material breach or violation of any Law applicable to the Corporations; and

(iv)	will not result in the creation or imposition of any Encumbrance on any of the assets or properties of the Corporation.

(c)

Required Authorizations and Consents. Except for the Governmental Authorizations disclosed in Schedule 5.1(c) and the Required Consents disclosed in Schedule 5.1(c), there is no requirement of the Corporations to make any filing with, give any notice to, or obtain or maintain any Governmental Authorization or consents under applicable Law or any Contract.

(d)

Authorized and Issued Capital. Schedule 5.1(d) sets forth the authorized capital of the Corporations and all of the issued and outstanding shares in the capital of the Corporations. All of such shares are outstanding as fully paid and non-assessable, and are registered in the name of Seller as set forth in Schedule 5.1(d). Such shares have been issued in compliance with all applicable Laws. All of the Purchased Shares are duly authorized, validly issued and will be free and clear of all Encumbrances as of the Closing Time and not issued in violation of pre-emptive rights, and constitute all of the issued and outstanding shares of capital stock of the Corporations. No other capital stock, equity interests or other securities of the Corporations, and no securities or other interests directly or indirectly convertible into, or exchangeable or exercisable for, any such stock, equity interests or securities, are issued or outstanding, nor are the Corporations under any contractual obligation to issue such stock, equity interests or securities. All of the shares are held beneficially and of record by Sellers and will be free and clear of all Encumbrances as of the Closing Time. The Corporations have no subsidiaries and do not own, of record or beneficially, control or have the right to acquire any shares of capital stock, securities convertible into capital stock, or any other security or interest in any other Person.

(e)	Intentionally Omitted.

(f)	Books and Records. Financial Statements.

(i)

All Books and Records are complete and accurate in all material respects. The Financial Statements and the Interim Financial Statements have been prepared in accordance with IFRS, applied on a consistent basis during the periods involved, and fairly present, in all material respects, the financial condition and results of operations of the Corporations, as of the dates thereof or for the periods referred to therein. Each of the Financial Statements and the Interim Financial Statements have been prepared in accordance with the Books and Records of the Corporations and in accordance with the normal accounting practices of the Corporations, consistent with past practices.

(ii)

Each of the Corporations maintains accurate Books and Records in all material respects reflecting its assets and liabilities and maintain proper and adequate internal accounting controls that provide reasonable assurance that: (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets; (iii) access to its assets is permitted only in accordance with management’s authorization; (iv) the reporting of its assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivable and inventory are recorded accurately in all material respects, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(iii)

The Corporations have not received any material comment, complaint, allegation, assertion or claim regarding their accounting or auditing practices, procedures, methodologies or methods or their respective internal accounting controls (or any significant deficiencies or material weaknesses therein).

(g)

Conduct of Business in the Ordinary Course. Except as disclosed in Schedule 5.1(g), since the Financial Statement Date, each of the Corporations has carried on its Business in all material respects, in the ordinary course of normal day to day operations of the business consistent with past practices.

(h)	Compliance with Laws.

(i)

Each of the Corporations is conducting its business in material compliance with all applicable Laws. At all times in the past, to the knowledge of the Seller the Corporations have materially complied with, and the Corporations are now in material compliance with, and the Business of the Corporations is being conducted, and has been conducted in the past, in material compliance with all applicable Laws and orders of all Governmental Authorities.

(ii)

The Corporations have complied in all material respects with all applicable Law and applicable Permits, except for such noncompliance as has been cured to the satisfaction of each Governmental Authority having jurisdiction thereof. The Corporations have not received any notice from any Governmental Authority that the operation of a Donor Center is being conducted in violation of any applicable Law which has not been cured to the satisfaction of such Governmental Authority, or is the subject of any investigation or review pending or threatened by any Governmental Authority relating to any alleged violation of any applicable Law or Governmental Authorizations related to the Donor Center. The Seller has made available to the Purchaser true and correct copies of all governmental orders relating to the Donor Centers requiring, prohibiting or limiting future activities.

(iii)

Each biologics license application relating to the products of the Corporations sold from the Donor Centers has been approved by the FDA and has not been suspended or revoked since such approval. The Corporations (or their designated agents) have filed or caused to be filed with the FDA all material notices, supplements, updates, and annual and other reports, including adverse experience reports required to be filed with respect to each product of the Corporations that is regulated by the FDA and sold from the Donor Centers. PPR Canada maintains all licenses, permits and consents required by Health Canada and Manitoban Governmental Authorities required to open, maintain and operate the Winnipeg Donor Center and PPR Canada has filed or caused to be filled with Canadian Governmental Authorities all required notices, reports with respect to the normal source plasma collected and stored by it.

(iv)

The Corporations have not received any written notice that any Governmental Authority (including, but not limited to, the FDA and Health Canada) has commenced or, to the knowledge of the Seller, has threatened to initiate, any action (i) to withdraw any approval or authorization of the Seller relating to the Donor Centers, (ii) to limit the ability of the Donor Centers to collect, process, deliver, store or sell plasma or plasma-related products or (iii) to request the recall or withdrawal of any plasma collected by the Corporations.

(v)

All operations relating to the collection, processing, storing, delivery and sale of plasma and plasma-related products by the Corporations at the Donor Centers are being conducted in compliance with cGMP requirements and appropriate industry standards, the Donor Center SOPs, all applicable quality agreements, the International Quality Plasma Program and the master control system used by the Corporations.

(vi)

Schedule 5.1(h) sets forth a list as of the date hereof of (X) all Notices of Inspectional Observations (Form FDA 483), (Y) all establishment inspection reports and (Z) all notices of violations, warning letters, recall letters and any other similar documents received by the Corporations from the FDA, Health Canada, EMEA, the CPMP, or any other Governmental Authority, and the responses thereto submitted by the Corporations, relating to the products of the Corporations and/or arising out of the conduct of the Corporations that in each case are (1) in the possession of the Corporations, (2) involve activity still outstanding or pending with respect to a Governmental Authority and (3) relate to the Donor Centers.

(vii)

The Corporations have all permits, approvals, registrations, licenses, grants, authorizations, certifications, exceptions, orders and consents, issued by Governmental Authorities with respect to the Donor Centers and their operations as presently conducted in all material respects including all those required for the marketing of collected plasma for further manufacture into products produced from it (the “Applicable Permits”). Schedule 5.1(h) lists all applicable Permits, and approvals maintained by the Corporations, subject to receipt of any required approvals of Governmental Authorities, and Seller has provided to Purchaser true, correct and complete copies of the Applicable Permits and all related files, reports, and filings and correspondence with Governmental Authorities in possession of the Seller, the Corporations or uploaded to the Data Room.

(viii)	All plasma and red cells collected and stored by, or on behalf of the Corporations has been collected in compliance with applicable cGMP requirements and applicable Law.

(i)

Title to the Assets. The Corporations own all of the properties and assets that are material to the business of the Corporations and are reflected as being owned by the Corporations in the Books and Records. The Corporations own such properties and assets free and clear of all Encumbrances, except for Permitted Encumbrances. No assets that are material to the business of the Corporations are owned by any Person other than the Corporations except for the Leases, the movable or personal properties leased by the Corporations pursuant to the Contracts and the Intellectual Property Rights licensed to the Corporations.

(j)

Owned Property. The Corporations are not the owner of, or party or bound by any Contract, option or similar right to own, any immovable or real property or any interest in any immovable or real property.

(k)

Leases. The Corporations are not party to, or under any agreement to become a party to, any lease with respect to immovable or real property other than the Leases, copies of which have been uploaded to the Data Room. The Leases are in full force and effect. The Corporations are not in material breach, default or violation of the Leases providing the Landlord thereunder the right to terminate the Lease, except as set forth in Schedule 5.1(k).

(i)	With respect to the Leases, except as set forth on Schedule 5.1(k).

(A) each Lease is legal, valid, binding, enforceable and in full force and effect and to the knowledge of the Seller, with respect to the Landlord thereunder;

(B) subject to any required notice to the Landlords and the delivery to the Landlords by Purchaser and the Corporations of any financial or other information required by the terms of the Lease, the transactions contemplated by this Agreement do not require the consent of the Landlord and will not result in a breach of or default under the Lease;

(C) the possession and quiet enjoyment of the premises by the Corporations is not being disturbed in any material respect, and there are no material disputes between the Seller and the Landlord;

(D) neither the Seller nor, to the knowledge of the Seller, neither Landlord is in breach or default of any material obligation under Lease, and, to the knowledge of the Seller, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default of any material obligation, or permit the termination, modification or acceleration of rent under Lease;

(E) neither the Seller, nor to the knowledge of Seller either Landlord, owes, nor will owe in the future, any brokerage commissions or finder’s fees with respect to the Lease as a result of any commitments or agreements of Seller;

(F) neither Landlord is an Affiliate of, or otherwise has any economic interest in, the Seller;

(G) the Corporations have not subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Premises or any portion thereof; and

(H) the Corporations have not collaterally assigned or granted any security interest in the Leases or any interest therein;

(ii)

To the knowledge of the Seller, all buildings, structures, fixtures, building systems and equipment, and all components thereof included in the Leased Premises (the “Improvements”) are in good condition and repair, subject to normal wear and tear, and are sufficient for the operation of the Donor Centers.

(iii)

The Corporations have not received written notice of, and to the knowledge of the Seller, there are no condemnation, expropriation or other proceeding in eminent domain, pending or threatened, affecting the Leased Premises or any portion thereof or interest therein.

(iv)

The Corporations have not received any written notice of, nor does Seller have knowledge of, any material violation by the Corporations or the Landlords of any applicable building, zoning, subdivision, health and safety and other land use laws, and, to the knowledge of the Seller, the current use and occupancy of the Leased Premises and operation of the Donor Centers thereon do not violate any material real property Laws.

(v)

All certificates of occupancy, permits, licenses, franchises, approvals and authorizations (collectively, the “Real Property Permits”) of all Governmental Authorities held by the Corporations relating to the Leased Premises and contained in the Data Room, represent all Real Property Permits required to use or occupy the Leased Premises and operate the Donor Centers as currently operated. To the knowledge of Seller the Corporations have not received any notice from any Governmental Authority threatening a suspension, revocation, modification or cancellation of any material Real Property Permit

(l)	Intentionally Omitted

(m)	Contracts. Except as set forth in Schedule 5.1(m) neither Corporation is a party to, or bound by, any of the following Contracts:

(i)	any collective bargaining agreement or other contract with any labor union or association representing employees of the Corporations;

(ii)

any contract to which a current or former officer, director, stockholder or manager of the Corporations or current or former officer or director of the Seller, which involves an annual payment of more than [***];

(iii)

all Contracts pursuant to which a Corporation sells, markets or distributes its products or services including any outstanding distributorship, sales agency or similar Contract to which such Corporation is a party or by which it is bound, or any other Contract requiring the Corporations to pay commissions or make similar payments in excess of [***];

(iv)	any Contract not entered into in the ordinary course of business consistent with past practice;

(v)	any Contract relating to any material outstanding commitment for capital expenditures;

(vi)	any Contract for the acquisition or disposition, directly or indirectly, of any material assets, capital stock or equity of any Person;

(vii)

any Contract between the Corporations and any current or former director, officer, employee (other than employment agreements), agent or consultant of the Corporations, or the spouses or relatives of such Persons which requires a payment of more than [***] per annum or which can be cancelled or less than thirty (30) days’ prior written notice;

(viii)	any swap, forward, future, option, hedge or similar Contract of a financial nature (including with respect to currencies or interest rates);

(ix)	any material Contracts for sponsorship agreements;

(x)

any Contract pursuant to which a Corporation is currently obligated to indemnify any other Person, or any other Person is currently obligated to indemnify a Corporation other than in the ordinary course of business;

(xi)

any material Contract pursuant to which (a) any owned Intellectual Property or any rights thereto are licensed, granted or transferred to any Person, or (b) which either Corporation has received a license or other right to use any third party Intellectual Property Rights that are material to the Business, with the exception of commercially available, shrink-wrap, click-wrap and off-the-shelf software licenses in respect of software that is commercially available to the public;

(xii)	any material Contract between the Corporations, on the one hand, and any Seller or Affiliate thereof, on the other hand;

(xiii)	any Contract requiring the Corporations to supply plasma to any third party; or

(xiv)	any other Contract which is material to the Business of the Corporations.

(xv)	Prior to the date of this Agreement, Seller has uploaded in the Data Room a true, complete and correct copy of each Contract currently in force as of the date of the Agreement.

(n)	Intellectual Property.

(i)

Schedule 5.1(n) lists (A) all Intellectual Property owned by a Corporation that is material to the Business of such Corporation as currently conducted, and (B) all Contracts to which a Corporation is a party to or is bound by pursuant to which either Corporation has received a license or other right to use any third party Intellectual Property Rights that are material to the Business as currently conducted, with the exception of commercially available, shrink-wrap, click-wrap and off-the-shelf software licenses in respect of software that is commercially available to the public.

(ii)

Schedule 5.1(n) lists particulars of all registrations and applications for registration of the Intellectual Property owned by each Corporation that is material to the Business of such Corporation as currently conducted.

(iii)

Each of the Corporations has taken all reasonable steps to protect its rights in and to its owned Intellectual Property that is material to the business of such Corporation in accordance with industry practice.

(iv)

Except as set forth in Schedule 5.1(n), neither Corporation is a party to or bound by any Contract that limits or impairs its ability to use, sell, transfer or assign or convey, or that otherwise affects, any of the Intellectual Property owned by such Corporation that is material to the business of the Corporation as currently conducted.

(v)

To the knowledge of Seller, the operation of the Business by each Corporation does not infringe upon, misappropriate or otherwise violate the Intellectual Property Rights of any Person, and there are no such pending Claims and there has been no such Claim asserted in writing in the past three (3) years against the Corporations.

(vi)

Except as set forth in Schedule 5.1(n), to the knowledge of Seller, no Person is infringing, misappropriating or otherwise violating any of the Intellectual Property owned by the Corporations, and there are no such pending Claims and there has been no such Claim asserted in writing against any Persons by the Corporations in the past three (3) years.

(vii)

The Corporations are not in breach, default or violation of any Contract listed on Schedule 5.1(n), except for breaches, defaults and violations that would not have a Material Adverse Effect. Each of the Contracts listed on Schedule 5.1(n) is in full force and effect and is unamended.

(viii)

Except as set forth on Schedule 5.1(n), (i) each Corporation owns, or possesses good, valid and marketable title or adequate licenses or other rights to use, all Intellectual Property Rights used in or necessary to conduct its Business, as currently being conducted; (ii) to the knowledge of the Seller, the registered Intellectual Property owned by the Corporations, if any, is valid, in full force and effect and is enforceable, and there are no actions that must be taken within twelve (12) months from the date of this Agreement, including the payment of fees or the filing of documents, for the purposes of obtaining, maintaining, perfecting, or renewing any rights in such registered Intellectual Property; (iii) no Claim is pending or to the knowledge of Seller, threatened, that questions a Corporation’s title to any owned Intellectual Property, or claims any ownership of or any rights to any owned Intellectual Property; (iv) no Claim is pending, or to the knowledge of Seller, threatened, to the effect that any registered Intellectual Property owned by the Corporations is invalid or unenforceable, and there are no pending, or, to the knowledge of Seller threatened, interferences, re-examinations, oppositions, cancellation proceedings, or the foreign equivalent thereof involving any patents or trademarks of the Corporations; (v) the Corporations take reasonable measures to protect the confidentiality of its material Proprietary Rights.

(o)

No Undisclosed Liabilities. Except (i) as disclosed in Schedule 5.1(o) or in another Schedule, or (ii) as reflected or reserved against in the balance sheet forming part of the Financial Statements or the Interim Financial Statements or disclosed in a note therein, the Corporations have no material liabilities, obligations, or commitments of the type required to be reflected on a balance sheet prepared in accordance with IFRS.

(p)	Environmental Matters.

(i)	Except as disclosed in Schedule 5.1(p):

(A)

For as long as the Corporations have occupied their respective Leased Premises, the Corporations and their operations have materially complied with, and are currently in material compliance with, all Environmental Laws;

(B)

to the knowledge of Seller, there are no Hazardous Materials located in the ground or in the ground water of any of the Leased Premises in excess of applicable limits mandated by applicable Environmental Laws; and

(C)

except as has been entirely resolved or as would not reasonably be expected to be material to the Corporations have not been required to (A) alter the Leased Premises in a material way in order to be in compliance with Environmental Laws, (B) file any notice relating to any potential or actual contamination of the Leased Premises, or (C) perform any environmental closure, decommissioning, rehabilitation, restoration, containment or post-remedial investigation or monitoring or other remediation or response action on, about or in connection with the Leased Premises.

(D)

Neither the Corporations, nor to the Seller’s knowledge no Landlord and any prior tenant of the Leased Premises have treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including without limitation any hazardous substance, at the Leased Premises (and the Leased Premises are not contaminated by any such substance) in a manner that has given or would give rise to material liabilities relating to the same, including any Damages for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to the applicable environmental Law or any other environmental, health, and safety requirements.

(E)

The Corporations have not, either expressly or by operation of applicable Law, assumed or undertaken any material Damages, including without limitation any obligation for corrective or remedial action, of any other Person relating to environmental, health, and safety requirements.

(ii)

Copies of all material reports and documents relating to environmental matters affecting the Corporations or any of the Leases under the control of the Corporations that are in possession of the Corporations, have been uploaded to the Data Room.

(q)

Governmental Authorizations. Except as disclosed in Schedule 5.1(q), the Corporations hold all Governmental Authorizations that are necessary to the conduct of the Business except for acts of non-compliance which would not have a Material Adverse Effect. Each such Governmental Authorization held by the Corporations is valid and in full force and effect. The Corporations are not in breach, default or violation of any such Governmental Authorization held by the Corporations.

(r)	Employees.

(i)	The Corporations are in compliance with all applicable Laws relating to employment and labour matters except for acts of non-compliance which would not have a Material Adverse Effect.

(ii)	There is no collective agreement in force binding the Corporations in respect of the Business, nor is there any Contract with any employee association.

(iii)

The Corporations are not subject to any claim for wrongful dismissal, constructive dismissal or any other claim, complaint or litigation relating to employment, occupational health and safety, human right, pay equity, discrimination or termination of employment of any Employees or former employees or relating to any failure to hire a candidate for employment.

(iv)

There is no order pursuant to any Law requiring the reinstatement of any Employee or former employee of the Corporations or requiring the taking of any action or the refraining from taking any action, in respect of any Employee or former employee of the Corporations.

(v)

The Data Room includes an accurate list, as of the date hereof, of all Employees (without listing names in accordance with applicable Law), any employment agreements with such employees and the current rate of compensation (and the portions thereof attributable to salary, bonus, and other compensation respectively) including benefits of each such Employee.

(vi)

Except as set forth in Schedule 5.1(r), the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (i) entitle any Employee to severance pay or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting or increase the amount of compensation due to any such Employee.

(vii)

Schedule 5.1(r) lists all independent contractors currently engaged by the Corporations and having an annual base fee of more than [***] and the services performed by them. The Corporations have not received in the past 12 months any written notice from any Governmental Authority regarding the classification of such independent contractors.

(viii)

No union organizing efforts are pending with respect to the Employees. In the past 12 months, there has not occurred or been threatened any strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any Employees.

(ix)

There are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending, or to the knowledge of the Seller, threatened with respect to any Employee.

(x)

The Corporations are in compliance and have been within the past two (2) years with all applicable Laws pertaining to the employment or termination of employment of its employees, except for any failure to so comply that, individually and in the aggregate, could not result in any material liability or obligation on the part of the Corporations or Purchaser or any of their respective Affiliates.

(xi)

All Employees of PPR Canada are hired for an indefinite term and can, subject to any termination clauses in their contractual agreements, have their employment terminated with reasonable notice or pay in lieu, as may be required under applicable Law. All Employees of PPR USA are “at will” employees or can have their employment terminated with sufficient notice as may be required under applicable Law.

(xii)	The Corporations are in material compliance with all provisions of the applicable occupational health and safety Laws and there are no outstanding claims, charges or orders thereunder.

(xiii)	The Corporations are in material compliance with applicable workers compensation laws and there are no outstanding assessments, levies or penalties thereunder.

(xiv)

The Corporations have materially followed and fully complied with all applicable federal, provincial and local laws, rules, notices, ordinances, regulations, orders and relating to protecting workers, customers and other visitors to the Leased Premises from spreading or contracting COVID-19.

(xv)	All of the Corporations’ employees vacation and overtime pay is properly reflected and accrued in the Books and Records of the Corporation.

(s)	Employee Plans

(i)	Schedule 5.1(s) lists all Employee Plans.

(ii)

The Corporations have made all contributions and paid all premiums in respect of each Employee Plan in a timely fashion in accordance with the terms of each Employee Plan and applicable Laws except where failure to do so would not have a Material Adverse Effect.

(iii)	Except as disclosed in Schedule 5.1(s), none of the Employee Plans provide for retiree benefits or for benefits to retired employees or to the beneficiaries or dependents of retired employees.

(iv)	Each such Employee Plan has been established, registered, and administered in material compliance with all Laws.

(v)

Seller has delivered or made available to Purchaser copies of all the Employee Plans, together with all related documentation, including funding and management agreements, investment policy, summary plan descriptions, if any.

(t)	[***].

(u)	Tax Matters.

Except as set forth in Schedule 5.1(u):

(i)

Filing and Payment. The Corporations have prepared and duly and timely filed all federal, provincial, state, municipal, local and foreign returns, information statements, forms, elections, designations, slips, notices, schedules, reports and any other filings related to Taxes (“Tax Returns”) required to be filed by them on or before Closing, and have timely paid all material Taxes which are due and payable within the time required by applicable Laws.

(ii)

Status of Assessments. All Tax Returns of the Corporations have been filed for periods ending on or before December 31, 2019, and there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any Tax Return, the payment of any Tax or the assessment or reassessment of Taxes, other than an extension with respect to the tax return relating to financial year 2020 with respect to PPR USA.

(iii)

Withholdings and Collections. The Corporations have withheld and collected the amount of all Taxes required to be withheld and collected and have timely paid such amounts when due, in the form required under applicable Laws. Each of the Corporations has duly filed or caused to be filed on a timely basis, subject to applicable extensions, all Tax Returns and all such Tax Returns are complete and correct in all material respects and such Tax Returns reflect accurately all liability for Taxes of each of the Corporations for the periods covered thereby.

(iv)

Each of the Corporations has duly and timely paid all Taxes, including all instalments on account of Taxes, due and payable by it and has paid all assessments and reassessments it has received in respect of Taxes. Each of the Corporations has made full and adequate provision in the Books and Records for all Taxes which are not yet due and payable but which relate to a Pre-Closing Tax Period, and neither of the Corporations has received any refund of Taxes to which it is not entitled.

(v)

No audit, investigation or other Claim by any Taxation Authority is currently ongoing, pending or threatened in writing with respect to any Taxes due from or with respect to the Corporations and there are no matters under discussion, audit or appeal with any Taxation Authority. There are no outstanding objections to any assessment or reassessment of Taxes for which either of the Corporations may be liable. Any Taxes assessed or reassessed have been paid and settled.

(vi)

Except as set forth in Section 5.1(a)(ii), neither of the Corporations has executed any waiver of any statute of limitations on the assessment or collection of Taxes with respect to the Corporations, nor requested, offered to enter into or entered into any agreement or other arrangement, or executed any agreement or waiver now in effect extending the period of time within which: (i) to assess or collect any Taxes; (ii) to file any Tax Return; or (iii) it is required to remit any Taxes or amounts on account of Taxes.

(vii)

Each of the Corporations has duly and timely withheld from each payment made to any Person, including any of its present or former employees, officers and directors, and to all Persons who are non-residents for the purposes of the applicable Laws, all amounts required by Law and has timely remitted such withheld amounts within the prescribed periods to the appropriate Taxation Authority.

(viii)

Each of the Corporations has duly and timely collected all amounts on account of any sales or transfer Taxes, including, with respect to PPR Canada, GST/HST and provincial or territorial sales Taxes, required by Laws to be collected by it and has duly and timely remitted to the appropriate Taxation Authority any such amounts as and when required by Laws. All tax credits claimed by the Corporations pursuant to the Excise Tax Act (Canada) or otherwise have been properly and correctly calculated and documented in accordance with Laws and neither of the Corporations has claimed any credit to which they would not have been entitled.

(ix)

Neither of the Corporations has ever been required to file any Tax Return with, and has never been liable to pay or remit any Taxes to, any Taxation Authority outside of (i), in the case of PPR Canada, Canada, and (ii) in the case of PPR USA, the United States. No Claim has ever been made by a Taxation Authority in a jurisdiction where a Corporation does not file Tax Returns that the Corporation is or may be subject to taxation by that jurisdiction.

(x)

Each transaction between PPR Canada, on the one hand, and any non-resident Person with whom PPR Canada was not dealing at arm’s length (within the meaning of the Tax Act), on the other hand, was priced in a manner so as to not result in an adjustment under section 247 of the Tax Act, and PPR Canada has made or obtained records or documents in respect of the transaction that satisfy the requirements of paragraphs 247(4) (a) to (c) of the Tax Act.

(xi)

Neither of the Corporations has claimed any reserve or deduction for Tax purposes if, as a result of such claim, any amount could be included in its or the Purchaser’s income for a Post-Closing Tax Period., except to the extent that the Corporation has claimed a similar reserve or applied a similar accounting policy that is taken into account in determining the Purchase Price in the Closing Statement.

(xii)

There are no circumstances which exist and would result in, or which have existed and resulted in, any of section 78 or sections 80 to and including section 80.04 of the Tax Act applying to PPR Canada.

(xiii)	PPR Canada is registered for purposes of the GST/HST and any applicable Laws relating to provincial or foreign sales Taxes in respect of which it is required to be registered.

(xiv)	There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any assets of the Corporations.

(xv)	Neither of the Corporations is subject to any joint venture, partnership or other arrangement or contract that is treated as a partnership for income Tax purposes in any jurisdiction.

(xvi)

Neither of the Corporations is party to any Tax sharing agreement, and each of the Corporations has no liability for the Taxes of any other Person as a transferee or successor, by Contract, or otherwise.

(xvii)

PPR Canada has complied with subsection 89(14) of the Tax Act in respect of any dividends designated, declared or reported as eligible dividends and does not have any excessive eligible dividend designations.

(xviii)

Each of the Corporations has (i) duly and timely completed and filed all COVID-19 Returns filed or required to be filed by it, and all such returns are complete, correct and accurate in all material respects; (ii) not received any COVID-19 Subsidy amounts to which it was not entitled; and (iii) not deferred any payroll tax obligations as permitted under applicable COVID-19 related measures enacted, promulgated or offered as an administrative relief by a Governmental Authority.

(xix)	Tax Claims. There are no claims, actions, proceedings, suits, investigations or audits pending or, to the knowledge of the Seller, threatened against any of the Corporations in respect of Taxes.

(v)

No Brokers, etc. No broker, finder, agent or similar intermediary has acted on behalf of Seller or the Corporations in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable by Seller or the Corporations in connection with this Agreement or the transactions contemplated hereby.

(w)

Accounts Receivable. Except as set forth in Schedule 5.1(w) except to the extent collected, the accounts and notes receivable of the Corporations are bona fide receivables arising from sales actually made to or services actually performed by the Corporations for third parties, are reflected on the books and records of the Corporations, arose in the ordinary course of business and the goods and services involved have been, in all material respects, sold, delivered and performed to the account obligors and no further material amounts of goods or services are required to be provided or rendered, as applicable, in order to complete the sales and fully render the services and entitle the Corporations to collect such accounts receivable in full and neither Corporation has received any notice of any material contest, claim, or right of set-off under any such accounts or notes. Seller has delivered to Purchaser an aging schedule of the Corporations’ account receivable and its bad debt reserve, which Seller believes is adequate to cover any reasonably anticipated collection losses.

(x)

Licenses and Permits. Each of the Corporations own or hold all permits, licenses, variances, exemptions, government orders, approvals and authorizations necessary or proper for the conduct of its Business in all material respects as currently conducted (collectively, “Material Permits”). Each of the Material Permits is set forth on Schedule 5.1(x).

(y)

Insurance. Schedule 5.1(y) sets forth the following information with respect to each insurance policy subscribed by the Corporations covering the Donor Centers, but excluding global insurance policies subscribed by the Seller (including global policies providing property, casualty, liability and workers compensation coverage) (the “Existing Insurance Policies”), at any time within the past two (2) years:

(i)	the name of the insurer, the name of the policyholder, and the name of each covered insured;

(ii)	the policy number and the period of coverage;

(iii)

the scope (including an indication of whether the coverage was on a claim made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and

(iv)	a description of any retroactive premium adjustments or other loss-sharing arrangements.

With respect to each insurance policy identified on Schedule 5.1(y) as currently maintained by the Corporations: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) neither the Corporations, nor to the knowledge of the Seller, any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and, to the knowledge of the Seller, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (C) no party to the policy has repudiated any provision thereof. There are no insurance claims pending. Schedule 5.1(z) includes a loss run of all claims under Seller’s insurance coverage relating to each Donor Center and the status or disposition thereof.

(z)

Warranties. Neither Corporation has undertaken or assumed any material warranties or guarantees to its customers with respect to its products and services, other than as set forth in the Contracts, and has not received any notice of breach of warranty or guarantee.

(aa)

Inventory. (i) All of the inventories reflected in the Financial Statements and the Interim Financial Statements consisted at the dates thereof of a quality and quantity usable and, with respect to finished goods, saleable, in the ordinary course of the Business and none of the inventories was obsolete, damaged or defective, except for obsolete, slow moving, damaged or defective items that have been written off or written down to net realizable value in accordance with such Corporation’s internal policies as disclosed in writing to Purchaser; (ii) the values at which the inventory is carried on the Financial Statements and Interim Financial Statements reflect the inventory valuation policy of stating inventories at cost or market, whichever is lower, on a first-in, first-out basis. As of the Closing, at least [***] liters of the Plasma Inventory shall comply with the Plasma Specifications; and (iii) the schedule of the Plasma Inventory set forth in Data Room is, to the Seller’s knowledge, true, correct and complete in all material respects. On the Closing Date, each Donor Center shall have on hand a level of softgoods inventory that is substantially the same as that maintained by the Corporations in the ordinary course of business, but which in no event shall be less than a two (2) weeks’ supply of softgoods inventory. To Seller’s knowledge, all of such softgoods inventory are generally fit for the purpose for which it is intended to be used and comply in all material respects with Law and the SOPs for such Donor Center.

(bb)

Certain Business Practices. Neither the Corporations nor any representative has directly or indirectly (a) made any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of what form, whether in money, property, or services (i) to obtain favorable treatment for Business of such Corporation or to secure any Contracts, (ii) to pay for favorable treatment for business of such Corporation or to secure any Contracts, (iii) to obtain special concessions for such Corporation or for such special concessions already obtained, or (iv) on behalf or for the benefit of the Corporation and otherwise in violation of any legal requirement, or (b) established or maintained any fund or asset of the Corporation that has not been recorded in the books or records of the Corporation.

(cc)	[Intentionally Omitted].

(dd)

Competition Act. For the purposes of Part IX of the Competition Act (Canada), each of (a) the aggregate value of the assets in Canada, determined as of such time and in such manner as may be prescribed, and (b) the sales in or from Canada, determined for such annual period and in such manner as may be prescribed, of the Corporations in each case does not exceed $93,000,000.

(ee)	Investment Canada. Each of the Corporations is not engaged in a “cultural business activity” as defined in the Investment Canada Act.

(ff)	Private Issuer. Each of the Corporations is a “private issuer” within the meaning of National Instrument 45-106-Prospectus Exemptions.

5.2	Survival of Representations.

The representations and warranties set forth in Section 5.1 shall survive Closing but any action or proceeding based thereon must be commenced within eighteen months from the Closing.

5.3	Data Room Documents.

Each of the documents, instruments, reports, certificates and other materials contained in the Data Room is a true, correct and complete copy of the original thereof (except with respect to any redacting), and the redacted portions of such materials do not contain any provisions which in the aggregate would materially and adversely affect the disclosed portion of such materials or the Business.

ARTICLE 6

REPRESENTATIONS, WARRANTIES OF PURCHASER

6.1	Representations and Warranties of Purchaser.

Purchaser represents and warrants to Seller the representations and warranties set forth below as of the date hereof and as of the Closing Date, and acknowledges and agrees that Seller are relying on such representations and warranties in connection with the Transaction:

(a)

Incorporation, Formation and Qualification. Purchaser is a corporation duly incorporated, organized and existing under the Laws of its jurisdiction of incorporation and has the corporate power and authority to own and operate its property and enter into and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party.

(b)

Authorization. The execution and delivery of and performance by Purchaser of this Agreement, the Option and each of the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated thereby have been duly authorized by all necessary action required under the organizational documents of Purchaser as required.

(c)

Enforceability. Each of this Agreement and each other Transaction Document to which Purchaser is a party has been duly executed and delivered by, and constitutes a legal, valid and binding obligation of, Purchaser, enforceable against Purchaser in accordance with its terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors’ rights and (ii) the discretion that a court may exercise in interpreting enforceability of a provision or in the granting of extraordinary remedies such as specific performance and injunction.

(d)

No Conflict. The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Documents to which it is a party, do not and will not result in a breach, default or violation of, or conflict with, or allow any other Person to exercise any rights under, any term, condition or provision of its Constating Documents, any Contract or any resolutions of its board of directors or shareholders, and will not result in a material breach or violation of any Law.

(e)

Required Authorizations and Consents. Other than the notification of investment under the Investment Canada Act, there is no requirement of Purchaser to make any filing with, give any notice to, or obtain as a condition to the lawful completion of the transactions contemplated by this Agreement or to obtain any Required Consents under any Contract to which it is a party except to the extent that the failure to obtain any such consents would not prohibit the lawful completion of the transactions contemplated by this Agreement.

(f)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms subject to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors’ rights and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(g)

Litigation. There are no (i) actions, claims, appeals, grievances, suits, or proceedings, (ii) arbitration or alternative dispute resolution processes in progress; or (iii) administrative proceedings; in each case, pending, or to Purchaser’s knowledge, threatened against Purchaser, which prohibits, restricts or seeks to enjoin the transactions contemplated by this Agreement.

(h)

Due Diligence by Purchaser. Purchaser acknowledges that it has conducted an independent investigation of the business, operations, assets, liabilities and financial condition of the Corporations. In making the determination to proceed with the transactions contemplated by this Agreement, Purchaser has relied solely on the results of its own independent investigation and the representations and warranties in Article 5 (including the related portions of the Schedules) and set forth elsewhere in this Agreement. Purchaser hereby recognizes and agrees that such representations and warranties and Seller’s performance of its obligations hereunder constitute the complete extent of what it considered to be determinant, decisive and material in the decision to proceed with the transactions contemplated by this Agreement.

(i)	Available Funds. Purchaser and Kedrion have, and will have at Closing all funds on hand necessary to pay the Purchase Price.

ARTICLE 7

PRE-CLOSING COVENANTS OF THE PARTIES

7.1	Conduct of Business Prior to Closing.

(i)

During the Interim Period, other than any COVID-19 Actions and except as expressly provided in this Agreement or with the prior written consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned, Seller shall cause the Corporations to conduct their respective businesses in the ordinary course consistent with past practice.

(ii)	Without limiting the generality of Section 7.1(i), Seller shall cause the Corporations to:

(A)

use commercially reasonable efforts to preserve intact the current business organization of the Corporations, maintain good relations with, and the goodwill of, suppliers, creditors, distributors and all other Persons having business relationships with the Corporations and preserve the value of their businesses;

(B)

use commercially reasonable efforts to not cause or permit to exist a breach of any representations and warranties of Seller contained in this Agreement and to conduct the Corporations’ businesses in such a manner that on the Closing Date such representations and warranties will be true, correct and complete as if they were made on and as of such date.

(C)	comply in all material respects with the Corporations’ obligations under the Leases and the Contracts and comply in all material respects with all applicable Law;

(D)

maintain in full force and effect the FDA and Health Canada licenses, the Governmental Authorizations, trade accreditations and all registrations of all Intellectual Property, to the extent applicable;

(E)	use commercially reasonable efforts to have as a minimum target their current levels of plasma collection and production;

(F)

maintain all material structures, equipment and other tangible personal property in the Donor Centers in their present state of repair, order and condition, except for depletion and ordinary wear and tear; and

(G)

maintain in full force and effect and comply in all material respects with the Corporations’ obligations under the insurance policies and in effect on the date of this Agreement until the Closing Date, or the earlier termination of this Agreement.

(iii)

During the Interim Period, Seller shall cause each of the Corporations not to take any of the following actions, without the prior written consent of the Purchaser, not to be unreasonably withheld, delayed or conditioned, except in connection with the Pre-Closing Reorganization or as otherwise expressly provided in this Agreement:

(A)	amend its charter or by-laws or similar organizational documents;

(B)

(a) split or reclassify any shares of capital stock; (b) issue, pledge, transfer, encumber or sell any additional shares of capital stock of any class or series, or any securities convertible into or exchangeable for, or options or rights to acquire, shares of capital stock of any class or series; or (c) repurchase, redeem or otherwise acquire any shares of its capital stock;

(C)

enter into, amend or terminate or waive any material right under any material Contract, except material Contracts entered into, amended or terminated in the ordinary course of business consistent with past practice;

(D)

acquire any business, material assets or Person, whether by merger, consolidation, purchase of assets or equity interests, in a single transaction or a series of related transactions or enter into any new line of business or materially change or terminate any business practice;

(E)	make any capital expenditure other than in the ordinary course of business or consistent with past practice;

(F)

(i) other than in the ordinary course of business consistent with past practice, sell, lease, license or otherwise dispose of, or incur any Encumbrances (other than Permitted Encumbrances) on, any material assets, Intellectual Property, or other properties or rights in amount; (ii) engage in any liquidation, dissolution, restructuring or other reorganization or any merger, recapitalization, business combination or similar transaction; or (iii) or dispose of or disclose to any Person, other than representatives of Purchaser, any Proprietary Rights, except as provided in this Agreement;

(G)

Other than in favor of an Affiliate and which shall be settled prior to Closing, (a) incur any Indebtedness other than in the ordinary course of business or consistent with past practice or (b) make any loans or advances to, or capital contributions or investments in, any Person except loans or advances to customers in the form of trade credit or deferred purchase price arrangements in the ordinary course of business;

(H)

other than in the ordinary course of business or consistent with past practice, (i) adopt or amend in any material respect, or accelerate the payment or vesting of benefits or amounts payable under, any Employee Plan or (ii) materially increase the compensation or fringe benefits of any Employee, except as required by a Contract or Employee Plan;

(I)

except as required by Law or other than in the ordinary course of business or consistent with past practice and other than routine employee terminations, implement or effect any general reduction in force, lay-off, early retirement program, severance program or other program concerning the termination of employment of employees.

(J)

(a) settle or compromise any claim or liability with respect to Taxes, make, change or revoke any election with respect to Taxes, agree to any adjustment of any Tax attribute, surrender any right to claim a refund, reduction or other recovery for any Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or Tax Return, amend any Tax Return or enter into any closing agreement or other agreement (including any agreement with applicable Governmental Authority) relating to Taxes, (b) fail to timely pay all Taxes when due or timely file all required Tax Returns, (c) adopt or change any tax accounting principles, methods or practices with respect to Taxes; or (d) adopt or change any method of accounting or accounting practices in any material respect except as required by IFRS;

(K)	settle or compromise any legal proceeding or investigation or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any proceeding;

(L)	other than in the ordinary course of business consistent with past practice, fail to manage the payment of accounts, collection of accounts receivable and loan facility borrowing and repayment;

(M)

with respect to any Employees, (a) increase the rate or terms of compensation payable or to become payable to any of them, except for customary annual salary increases for Employees consistent with past practice not to exceed three percent (3%) in the aggregate or as required by Law, an employment Contract or Employee Plan, or agree to pay any pension, retirement allowance or other employee benefit not required or permitted by Law or any employment Contract or any Employee Plan; or (b) amend or enter into any new employment or severance Contract;

(N)	make any promise or commitments to with any Employee as to the continued employment of such Employee for a specific duration after the Closing Date;

(O)	make any material alteration in the manner of keeping the books, accounts or records of the Corporations, or in the accounting practices therein reflected, except as required by applicable Law;

(P)

knowingly take action that would cause any representation or warranty herein to be untrue or incorrect as of the date when made, or as of the Closing Date or which would be reasonably likely to cause the failure of any condition precedent to Closing; and

(Q)	enter into any commitment or agreement to take any of the actions with respect to any of the foregoing.

7.2	Access for Due Diligence.

(i)

Subject to applicable Law, during the Interim Period, Seller shall (a) permit the Purchaser and its employees, agents, counsel, accountants or other representatives, to have reasonable access to (i) the premises of the Corporations, (ii) the Corporations’ assets, including all Books and Records whether retained by Seller, the Corporations or otherwise, (iii) all Contracts, and (b) use commercially reasonable efforts to furnish to the Purchaser or its employees, agents, counsel, accountants or other representatives such material financial and operating data and other material information with respect to Corporations and its assets as the Purchaser from time to time reasonably requests.

(ii)

No investigations made by or on behalf of Purchaser, whether under this Section 7.2 or any other provision of this Agreement or any other Transaction Documents, will have the effect of waiving, diminishing the scope of, or otherwise affecting any representation or warranty made by Seller in this Agreement or any other Transaction Documents.

7.3	Pre-Closing Reorganization.

Notwithstanding anything to the contrary set forth herein, prior to the Closing, Seller shall, and shall cause the Corporations to, take all steps necessary to effect and carry out a reorganization, including inter alia (i) the capitalization into equity of debt owing by PPR USA to Seller, and (ii) the related cancellation of debts owing by PPR to Seller and by PBP to PPR (collectively, the ”Pre-Closing Reorganization”). Seller shall provide Purchaser of all documentation to implement the Pre-Closing Reorganization.

7.4	Notice of Untrue Representation or Warranty.

Seller shall promptly notify Purchaser, and Purchaser shall promptly notify Seller, upon (i) any representation or warranty made by such Party contained in this Agreement becoming inaccurate during the Interim Period; or (ii) such Party’s knowledge that any such representation or warranty was inaccurate when it was made on the date of this Agreement. For the purposes of this Section 7.4, each representation and warranty will be deemed to be given at and as of all times during the Interim Period. Any such notification must set out particulars of the untrue or incorrect representation or warranty and details of any actions being taken by the applicable Seller or Purchaser, as the case may be, to rectify that state of affairs.

7.5	Release of Seller Guarantees.

The Parties agree to cooperate and use commercially reasonable efforts to obtain the release of the Seller and its subsidiaries (other than the Corporations) that are a party to or otherwise have liability with respect to any guarantees, performance bonds, bid bonds and other similar agreements in connection with the Lease by PPR USA of the [***] Leased Premises (the “Seller Guarantee”) but nothing contained herein shall be deemed to require Purchaser to provide funding for a security deposit or a letter of credit. In the event any of the Seller Guarantees are not released prior to or at the Closing, the Purchaser will indemnify and hold the Seller and its subsidiaries that are a party to or otherwise have liability with respect to each Seller Guarantee harmless for any and all payments required to be made under, and the costs and expenses incurred in connection with, the Seller Guarantee by the Seller and its subsidiaries that are a party to, or otherwise have liability with respect to, the Seller Guarantee until the Seller Guarantee is released to the extent such payment and costs are attributable to the Purchaser’s or the Corporations’ acts or omissions after the Closing or arise from any other event occurring after the Closing that is unrelated to Seller’s or the Corporations’ acts or omissions occurring prior to the Closing. The provisions of this Section 7.5 are intended to be for the benefit of, and shall be enforceable by, each Party to any Seller Guarantees, and each of their respective personal representatives, legal representatives, heirs, successors and permitted assigns.

7.6	Confidentiality.

Seller and the Purchaser acknowledges that a Confidential Disclosure Agreement dated September 30, 2020 was entered into between Kedrion and Seller (the ”Confidentiality Agreement”). Each of the Seller, Kedrion and Purchaser agrees that the Confidentiality Agreement continues to apply and that each of the Seller, Kedrion and Purchaser is bound by its terms.

7.7	D&O Indemnification and Insurance.

(i)

Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring prior to the Closing Date existing in favour of the current or former directors or officers (each, a “D&O Indemnified Party”) of each Corporation as provided in each of its respective Constating Documents or in any Contracts for indemnification in favour of such directors or officers (in each case in effect on the date hereof and made available prior to the date hereof to Purchaser) will remain obligations of each Corporation.

(ii)

After the Closing, Purchaser shall cause the Corporations to obtain and fully pay for customary, directors’ and officers’ and corporate liability insurance, fiduciary liability insurance and employment practices liability insurance covering the D&O Indemnified Parties providing benefits, terms, conditions, retentions in accordance with Kedrion Global Policy and levels of coverage that are at least as favourable to any beneficiary as such existing policies held by each member of the Corporations prior to the Closing.

(iii)

The provisions of this Section 7.7 are intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Party and his or her heirs and representatives. From and after the Closing, Purchaser shall cause each Corporation to pay or cause to be paid (as incurred) all reasonable expenses, including reasonable fees and expenses of counsel, that a D&O Indemnified Party may incur in enforcing the indemnity and other obligations provided for in this Section 7.7 (subject to reimbursement (and a customary undertaking with respect thereto) if such D&O Indemnified Party is subsequently determined not to be entitled to indemnification under this Section 7.7).

(iv)

Purchaser shall cause the Corporations to obtain and fully pay for insurance policy(ies) from a reputable insurer to come into effect at Closing on substantially similar terms to the Existing Insurance Policies.

7.8	Notice of Events; Updating Schedules; Damage or Destruction of Donor Center.

(i)

During the Interim Period, Seller shall promptly notify the Purchaser in writing if the Seller becomes aware of (a) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any of Seller’s representations or warranties contained herein had such representation or warranty been made as of the time of such Seller’s discovery of such event, fact or condition and (b) any failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

(ii)

If during the Interim Period, a Donor Center is either materially damaged or destroyed and such Donor Center will not be able to resume normal operations (as they exist as of the date of this Agreement) for a period of ten (10) business days or more, the Purchaser may, but shall not be required to, terminate this Agreement. The Purchaser shall exercise the right of termination by giving notice to the Seller in writing within ten (10) Business Days of the date the Seller notifies the Purchaser of the damage to or destruction of the Donor Center. For the avoidance of doubt, if the Purchaser does not terminate this Agreement, the Parties shall move forward with the Closing if and when all other terms and conditions of this Agreement are satisfied or waived.

ARTICLE 8

POST-CLOSING COVENANTS AND AGREEMENTS

8.1	Books and Records.

The Seller shall deliver to the Purchaser on the Closing Date all books, papers, and records normally utilized in the operation of the Donor Centers, including without limitation but subject to regulatory requirements, donor records and other logs. The Purchaser covenants and agrees that it will make available to the Seller at all times after the Closing Date upon reasonable notice any such books and records desired by the Seller to prepare its tax returns, in connection with any claim under any insurance policies, in connection with any third party claim, whether or not in litigation, in responding to any request by the FDA or other state, federal or international agency, or for any other reasonable purpose. The Purchaser shall retain such books and records consistent with the record retention policies of the Purchaser and applicable Laws.

8.2	Further Assurances.

The Parties agree that for the period after the Closing Date stipulated in the Transition Services Agreement, they will cooperate and use reasonable commercial efforts in order to perform such actions as may reasonably be required by the other Party for the purpose of assigning, transferring, granting, conveying, and confirming unto the Purchaser the ownership, possession or use of the Purchased Shares or otherwise confirming for the benefit of the Purchaser or the Seller any or all of the transactions contemplated by this Agreement including the ability to operate the Business in the ordinary course as set forth in the Transition Services Agreement. At any time or from time to time after the Closing, Seller shall, at the request of Purchaser and at no additional cost or expense, execute and deliver any further instruments or documents and take all such further action as Purchaser may reasonably request in order to evidence or effect the consummation of the transactions contemplated hereby. At any time or from time to time after the Closing, Purchaser shall, at the request of Seller and at no additional cost or expense, execute and deliver any further instruments or documents and take all such further action as Sellers may reasonably request in order to evidence or effect the consummation of the transactions contemplated hereby.

8.3	Regulatory Notices

Each Party shall notify the appropriate Governmental Authorities and trade associations of the sale of the Purchased Shares including, but not limited to the FDA, Health Canada, any state, provincial or local registrations or licenses, Plasma Protein Therapeutics Association, International Quality Plasma Program, and the Proficiency Testing Service.

8.4	Transfer Taxes.

All transfer, documentary, sales, use, stamp, registration and other such similar Taxes (other than income, franchise and similar Taxes) and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement will be paid when due by the Party customarily responsible for same under Law, and each Party, at its own expense, will file all necessary Tax Returns, reports and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other taxes and fees, if required by Law with respect to the transactions contemplated herein. Each Party shall indemnify the other Party for all Damages incurred by such Party arising from a failure of the other Party to comply with the provisions of this Section, which obligation shall survive the Closing.

8.5	Transition/FDA Notification/SOPs.

(i)

Purchaser and Seller shall work together in good faith to explore various options and alternatives to implement transfer of DMS information to ensure Purchaser has access to such information without compromising or interfering with the Seller’s quality control. For the avoidance of doubt the transfer of DMS information or any other data or information disclosed to Purchaser from Seller’s donor management system that does not relate to donors, collections, plasmapheresis machines at the Donor Centers shall be treated as Seller’s confidential information.

(ii)

During the Transition Period (as defined in the Transition Services Agreement), Seller shall allow Purchaser access to, and the ability to utilize, certain procedures, policies and/or services of Seller related to the operation of the Donor Centers in order to allow for the orderly transition of the Donor Center systems to Purchaser systems. At such time as the FDA approves of the transfer of the Donor Centers licenses from Seller to Purchaser, the Seller shall take all commercially reasonable steps necessary to transfer the Donor Centers’ donor data from Seller’s donor management system to the Purchaser’s donor management system. The Parties hereby acknowledge and agree that they shall discuss and negotiate in good faith the reimbursement by the Purchaser of any direct or incremental expenses and costs incurred by the Seller in connection with the data transfer.

(iii)

During the Transition Period, Seller shall allow Purchaser, as reasonably practical and allowed under the applicable Law, to continue to use Seller’s Donor Management System (“DMS”). Seller shall forward any third party invoices reflecting charges associated with Purchaser’s use of Seller’s DMS directly to Purchaser for payment.

(iv)

Each of Purchaser, Seller and the Corporations, as soon as agreed between the Parties, shall work together to notify the appropriate Governmental Authorities and trade associations of the Transaction including, but not limited to the FDA, any state or local registrations or licenses, Plasma Protein Therapeutics Association, International Quality Plasma Program, and the Proficiency Testing Service. Notification will include changes in standard operating procedures, testing laboratories, computer systems or any other relevant changes necessary to ensure the continuance of the permits and Governmental Authorizations.

(v)

For the period from Closing until six (6) months thereafter (the “Use Period”), Seller shall allow Purchaser to utilize those standard operating procedures in place at the Donor Centers prior to the Closing (“SOPs”) internally solely for the purpose of the Business. In connection with the foregoing, Seller hereby grants to Purchaser a limited, nonexclusive, non-transferable, non-sublicensable right to use such SOPs internally for the purpose of the Business, during the Use Period. The use of such SOPs by Purchaser shall be at Purchaser’s sole risk and Seller provides no representations or warranties regarding such SOPs and shall have no responsibility or liability for any obligations, liabilities or claims that may arise out of Purchaser’s use of such SOPs. Subject to the Transition Services Agreement, Seller also shall cooperate with Purchaser for a period of six (6) months from Closing to transition the donor information from Seller’s donor management system (i.e. BECS) to Purchaser’s donor management system.

(vi)

Effective on the Closing Date, Purchaser shall cause employees of the Corporations to cease to participate in and accrue benefits under the Employee Plans of Seller and shall commence participation in employee plans sponsored by Purchaser. All rights of the employees of the Corporations under the Employee Plans of the Seller shall be settled in accordance with their terms and applicable laws. Seller shall advise its employees prior to the Closing Date to file claims under its Employee Plans within the time frame specified by the Employee Plans and in no event later than 60 days after the Closing Date.

8.6	Consents, Notifications Waiting Periods.

(i)

In the event that any of transactions contemplated herein are subject to governmental and third party consents or notifications, or waiting periods that have not been procured or notice periods expired as of the Closing, the Parties shall use good faith efforts and cooperate with each other to promptly obtain the necessary authorizations, approvals, consents or waivers. Seller shall not be required to pay any consideration or compromise any rights not otherwise required by this Agreement to be compromised for any such authorization, approval, consent or waiver, other than filing, recordation or similar fees, which shall be reimbursed by Purchaser.

8.7	[***].

ARTICLE 9

CONDITIONS OF CLOSING

9.1	Conditions for the Benefit of Purchaser

The purchase and sale of the Purchased Shares is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of Purchaser and may be waived, in whole or in part, by Purchaser in writing in its sole discretion:

(a)	Truth of Representations and Warranties and Performance of Covenants.

(i)

Each of the representations and warranties of Seller, except the Seller Core Representations, contained in this Agreement have been true and correct as of the date of this Agreement and will be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date;

(ii)

Each of the Seller Core Representations contained in this Agreement have been true and correct as of the date of this Agreement and will be true and correct in all respects as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date.

(iii)	The Pre-Closing Reorganization shall have been completed;

(iv)

Seller shall have duly performed and complied with in all respects all of its material agreements and material covenants pursuant to this Agreement to the extent they are to be performed on or prior to the Closing Date;

(v)

There shall be no statute, regulation, injunction, restraining order or decree or other governmental order of any nature of any court of competent jurisdiction or other Governmental Authority in effect that prohibits, enjoins or materially restrains the consummation of the transactions contemplated hereby; and

(vi)	Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

and Seller shall have executed and delivered a certificate of a senior officer to that effect; and Purchaser will have received certificates confirming the above Sections 9.1(a)(i) and 9.1(a)(ii), signed for and on behalf of Seller by a senior officer or director of Seller (a “Seller Closing Certificate”). Upon the delivery of Seller Closing Certificate, the representations and warranties of the Seller in Article 5 and the Seller Core Representations will be deemed to have been made on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date and as though the terms “Closing Date” and “the date of this Agreement” was substituted for the term, “the date hereof” or similar terms throughout such representations and warranties, except as would not have a Material Adverse Effect and except as may otherwise be qualified in Seller Closing Certificate.

(b)	[***].

(c)	Deliveries. The Seller shall have delivered or caused to be delivered to Purchaser the following:

(i)

share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by irrevocable stock transfer powers duly executed in blank, in either case, by the holders of record, conveying to Purchaser all right, title and interest in the Purchased Shares, free and clear of all Encumbrances, together with evidence that Purchaser or its nominee(s) have been entered upon the books of the Corporations as the holder of the Purchased Shares;

(ii)

certified copies of (i) the Constating Documents of the Corporations and (ii) all resolutions of the directors, and if required the shareholders, of Seller approving the entering into and completion of the transactions contemplated by this Agreement;

(iii)	the Corporate Records;

(iv)

a recent certificate of status, compliance, good standing or similar certificate with respect to each of the Corporations and Seller issued by the appropriate government officials of its jurisdiction of incorporation, and in the case of the Corporations, of each jurisdiction in which it carries on business;

(v)	Seller Closing Certificate;

(vi)	duly executed resignations and releases effective as at Closing of each director and officer of the Corporations specified by Purchaser in writing;

(vii)

consents or releases in favour of the Corporations from the secured creditors identified in Schedule 9.1(c)(vii) with regard to assets of the Corporations which are subject to Encumbrances in their favour or an undertaking on their part that they will release any such Encumbrances promptly after Closing;

(viii)	a counterpart of the Transitional Services Agreement duly executed by Seller;

(ix)	a counterpart of the Option Agreement duly executed by Seller;

(x)	Certificates of Analysis for the Plasma Inventory in the form annexed hereto as Exhibit E; and

(xi)	a FIRPTA Certificate.

9.2	Conditions for the Benefit of Seller.

The purchase and sale of the Purchased Shares are subject to the following conditions to be fulfilled or performed at or before the Closing Date, which conditions are for the exclusive benefit of Seller and may only be waived, in whole or in part, by Seller in writing in its sole discretion:

(a)	Truth of Representations and Warranties and Performance of Covenants.

(i)

Each of the representations and warranties of Purchaser, except the Purchaser Core Representations contained in this Agreement have been true and correct as of the date of this Agreement and will be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date;

(ii)

Each of the Purchaser Core Representations contained in this Agreement have been true and correct as of the date of this Agreement and will be true and correct in all respects as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date;

(iii)

Purchaser shall have duly performed and complied with in all material respects all of its agreements and covenants pursuant to this Agreement to the extent to be performed on or prior to the Closing Date; and

(iv)

There shall be no statute, regulation, injunction, restraining order or decree or other governmental order of any nature of any court of competent jurisdiction or other Governmental Authority in effect that prohibits, enjoins or materially restrains the consummation of the transactions contemplated hereby.

and Purchaser shall have executed and delivered a certificate of a senior officer to that effect; and the Seller, on behalf of the Purchaser, will have received certificates confirming the above Sections 9.2(a)(i) and 9.2(a)(ii), signed for and on behalf of Purchaser by a senior officer or director of Purchaser (the ”Purchaser Closing Certificate”). Upon the delivery of the Purchaser Closing Certificate, the representations and warranties of the Purchaser in Article 6 will be deemed to have been made on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date and as though the terms “Closing Date” and “the date of this Agreement” was substituted for the term, “the date hereof” or similar terms throughout such representations and warranties, except as may be qualified in the Purchaser Closing Certificate.

(b)	Deliveries. Purchaser shall have delivered or caused to be delivered to Seller the following:

(i)

certified copies of (i) the organizational documents of Purchaser and all resolutions of Purchaser’s management committee and the sole member of Purchaser approving the entering into and completion of the transactions contemplated by this Agreement; and (ii) certified copies of the resolutions of the board of directors of Kedrion approving the execution and delivery of the Option Agreement;

(ii)	a recent certificate of status, compliance, good standing or similar certificate with respect to Purchaser issued by the appropriate government officials of its jurisdiction of incorporation;

(iii)	the Purchaser Closing Certificate;

(iv)	a counterpart of the Transitional Services Agreement duly executed by Purchaser; and

(v)	a counterpart of the Option Agreement duly executed by Kedrion; and

(vi)	insurance policies in effect prior to or at Closing as set forth in Section 7.7(iv).

ARTICLE 10

CLOSING

10.1	Closing.

The completion of the transaction of purchase and sale contemplated by this Agreement will take place on the date (the “Closing Date”) after the conditions to Closing set forth in Article 9 (excluding conditions, that, by their terms, cannot be satisfied until the Closing) have been satisfied (or waived by the Party entitled to waive such condition), or on such other date as the Parties may agree in writing.

10.2	Closing Procedures.

Subject to satisfaction or waiver by the relevant Party of the conditions of closing, on the Closing Date, Closing will take place remotely via the electronic exchange of documents and signatures between the Parties. On the Closing Date Seller shall deliver the Purchased Shares to the Purchaser and the Purchaser shall pay or satisfy the Purchase Price in accordance with Section 2.3.

ARTICLE 11

TERMINATION

11.1	Termination Rights.

This Agreement may, by notice in writing given prior to or on the Closing Date, be terminated:

(i)	by mutual consent of Purchaser and Seller;

(ii)	by Purchaser, if:

(A)

there has been a material breach of this Agreement by Seller that would give rise to the failure of any of the conditions specified in Section 9.1 and such breach has not been waived by Purchaser in writing or cured within 7 business days by Seller following written notice of such breach by Purchaser; or

(B)

if any of the conditions set forth in Section 9.1 have not been satisfied or waived on or prior to May 28, 2021 (the “Outside Date”), or it becomes reasonably apparent that any of such conditions will not be satisfied on or before the Outside Date (other than as result of the failure of Purchaser to perform any of its obligations under this Agreement) and Purchaser has not waived such conditions in writing on or prior to the Outside Date.

(iii)	by Seller, if:

(A)

there has been a material breach of this Agreement by Purchaser that would give rise to the failure of any of the conditions specified in Section 9.2 and such breach has not been waived by Seller, in writing or cured within thirty (30) days by Purchaser following written notice of such breach by Seller.

(B)

if any of the conditions set forth in Section 9.2 have not been satisfied or waived on or prior to the Outside Date, or it becomes reasonably apparent that any of such conditions will not be satisfied on or before the Outside Date (other than as result of the failure of Seller to perform any of its obligations under this Agreement) and Seller has not waived such conditions in writing on or prior to the Outside Date.

11.2	Effect of Termination.

Upon termination of this Agreement pursuant to Section 11.1, the Parties will be released from all of their obligations under this Agreement and there will be no liability on the part of any Party, except for their respective obligations and liabilities under Sections 7.6 (Confidentiality), 11.2 (Effect of Termination), 15.3 (Public Announcements) and 15.1 (Fees and Expenses) which will survive any termination of this Agreement.

ARTICLE 12

INDEMNIFICATION

12.1	Purchaser Indemnification.

From and after the Closing (but subject to the limitations set forth in Sections 12.3 and 12.4), Seller will indemnify and save harmless Purchaser and Kedrion, and each of their respective officers, directors, employees and agents (collectively, the “Purchaser Indemnified Parties” and each of them, a “Purchaser Indemnified Party”), from and against any and all Damages which any of Purchaser Indemnified Parties may suffer or incur as a result of, in respect of or arising out of:

(a)

any failure of Seller to perform or fulfill any of its covenants under this Agreement for which a notice of claim under Section 12.5 has been provided to Seller within the applicable period specified in Section 12.3;

(b)

any breach, default or violation of any representation or warranty given by Seller set forth in Article 4 and Article 5 for which a notice of claim under Section 12.5 has been provided to Seller within the applicable period specified in Section 12.3;

(c)

Damages arising out of or resulting from (i) all unpaid Taxes with respect to all taxable years or periods of the Corporations ending on or prior to the Closing which are not taken into account in the determination of Working Capital set forth in the Closing Statement and any related interest, penalties or additions imposed thereon, (ii) all Taxes with respect to any breach of or inaccuracy in any representation or warranty of Seller contained in Section 5.1(u); (iii) any Taxes arising out of or attributable to an adjustment under Section 481(a) of the Code, and (iv) any Taxes attributable to receipt of indemnification pursuant to this Agreement, net of any Tax benefit derived in respect of the events or circumstances giving rise to such indemnification, in each case by the Purchaser Indemnified Parties.

(d)

any debts or liabilities whatsoever for Taxes of any of the Corporations with respect to any and all Pre-Closing Tax Periods or the portion (the “Pre-Closing Portion”) of any Straddle Period ending on the day before the Closing Date, to the extent not taken into account in the Closing Statement;

(e)	any debts or liabilities whatsoever relating to Pre-Closing Reorganization, to the extent not taken into account in the Closing Statement; and

(f)	any Indebtedness to the extent not taken into account in the Closing Statement.

12.2	Seller Indemnification.

From and after the Closing (but subject to the limitations set forth in Sections 12.3 and 12.4), Purchaser and Kedrion will jointly and severally indemnify and hold harmless Seller and each of its respective officers, directors, employees, agents (collectively, “Seller Indemnified Parties” and each of them, a “Seller Indemnified Party”) from and against all Damages which any of Seller Indemnified Parties may suffer or incur as a result of, in respect of or arising out of:

(a)

any failure of Purchaser to perform or fulfill any of its covenants under this Agreement for which a notice of claim under Section 12.5 has been provided to Purchaser within the applicable period specified in Section 12.3; and

(b)

any breach, default or violation of any representation or warranty given by Purchaser set forth in Article 6 for which a notice of claim under Section 12.5 has been provided to Purchaser within the applicable period specified in Section 12.3.

12.3	Time Limitations.

(a)

The representations and warranties of Seller contained in this Agreement will survive Closing and, notwithstanding the Closing, continue in full force and effect for a period of eighteen (18) months after the Closing, except that:

(i)	the Seller Core Representations will survive Closing and continue in full force and effect without limitation of time;

(ii)

the representations and warranties set out in Section 5.1(u) (Tax Matters) will survive until the date that is sixty (60) days following the expiration of the period (“Tax Assessment Period”) during which any Tax assessment may be issued by a Taxation Authority in respect of any matters to which such representations and warranties extend. The Tax Assessment Period will be determined having regard to any consent, waiver, agreement or other document that extends the period during which a Taxation Authority may issue a Tax assessment granted with the prior consent of Seller (not to be unreasonably withheld). A Tax assessment includes any assessment, reassessment or other form of recognized document assessing liability for Taxes under applicable Law; and

(iii)	any Claim involving fraud or fraudulent misrepresentation, intentional fault of Seller will survive Closing and continue in full force and effect without limitation of time.

(b)

The representations and warranties of Purchaser will survive Closing and, notwithstanding the Closing, continue in full force and effect for a period of eighteen (18) months after the Closing except that:

(i)	the Purchaser Core Representations will survive Closing and continue in full force and effect without limitation of time;

(ii)	any Claim involving fraud, fraudulent misrepresentation, intentional fault of Purchaser will survive Closing and continue in full force and effect without limitation of time.

12.4	Limitations on Indemnification.

(a)

Except as otherwise expressly set forth herein, beginning one year following Closing, no Party shall have any liability (for indemnification or otherwise) with respect to any breach or inaccuracy of any representation and warranty in this Agreement, or any failure to perform or fulfil any covenants or obligations, if the Party making the claim for Damages had knowledge of the breach, inaccuracy or failure to perform or fulfill on or prior to Closing.

(b)

Neither Party has any liability or obligation with respect to any incidental, consequential, special and punitive damages or lost profits arising out of, resulting from or relating to a breach of this Agreement.

(c)

Seller have no liability for, or obligation with respect to, any claims for indemnification for environmental matters under Section 12.1 (the “Environmental Claims”), other than the representations and warranties in Section 5.1(p), arising from any change in the use of the Leases or cessation of activities threat. Seller has no liability with respect to any Environmental Claims: (i) in response to a claim asserted by a Governmental Authority or other third party which relates to matters, facts and circumstances occurring or existing prior to Closing, for any Damages for actions that are not required by the Governmental Authority or third party; (ii) for any Damages which result from Purchaser conducting invasive investigations, sampling or monitoring of the premises subject to the Leases or disclosing information to Governmental Authority or third parties from and after Closing except, and without limiting (i) above, (A) as required by Law, (B) as required by an order of a court of competent jurisdiction or (C) as a result of a Person, who is dealing at arms’ length with Purchaser and who has signed a letter of intent to purchase at least a controlling interest in the business of the Corporations (either through assets or shares), conducting testing; or (iii) for any Damages, to the extent they were exacerbated or allowed to be exacerbated by Purchaser.

(d)	The indemnification obligations of Seller pursuant to Section 12.1 will:

(i)

only apply to aggregate Damages with respect to all indemnification claims pursuant to Section 12.1 which exceed [***], upon which the indemnification obligations of Seller only applies to the amount by which such aggregate Damages exceeds [***]; and

(ii)

only apply to any individual claim for Damages with respect to indemnification pursuant to Section 12.1 if the aggregate amount of the Damages with respect to such claim is greater than [***]. The amount of Damages with respect to any individual claim that is less than or equal to [***] is not taken into account in determining whether or not the total of all Damages meets the threshold amount under Section 12.4(d)(i); and

(iii)	not exceed [***] in the aggregate.

(e)

Section 12.4(d) does not apply to indemnification claims with respect to the Seller Core Representations, the representations and warranties set out in Section 5.1(u) (Tax Matters) or claims based on fraud, fraudulent or willful misconduct, or intentional or gross fault of Seller. The indemnification obligations of Seller for claims with respect to Seller Core Representations will not exceed the Purchase Price.

(f)	Payments by any Indemnifying Party pursuant to Section 12.1 or Section 12.2 in respect of any Damages will be reduced dollar-for-dollar by:

(i)

the amount by which the Tax liability of the Indemnified Party is reduced as a result of such Damages including without limitation, by deduction, reduction of income by virtue of tax basis or otherwise to the extent that such reduction is or will be realized (including through a carryback to any of the three previous taxable periods) in the same taxable period as the date of the indemnity payment or any of the five subsequent calendar years;

(ii)

the amount of any provision or reserve for the matters giving rise to such Damages that is identified for such matters in the Financial Statements or Interim Financial Statements or in the Closing Statement; and

(iii)

any amounts recovered by the Indemnified Party under any insurance policies, indemnity or reimbursement Contract or any claim or settlement with any other Person with respect to such Damages. Purchaser will have no right to assert any claims with respect to any Damages that would have been covered by insurance had Purchaser maintained for the benefit of the Corporations (or caused the Corporations to maintain) the same insurance coverage following the Closing that was in effect for the Corporations immediately prior to the Closing.

(g)

Notwithstanding anything to the contrary in this Agreement, the Purchaser Indemnified Parties shall not have any right to indemnification under this Agreement with respect to Taxes to the extent such Taxes: (a) result from any transactions undertaken or actions taken by the Purchaser or any of its Affiliates (including any of the Corporations) after the Closing, including, for greater certainty, any amendment, refiling or other modification of any Tax Return of any Corporation with respect to any period ending on or prior to the Closing Date or the initiation of any voluntary disclosure process or other similar discussions with applicable Taxation Authorities in respect of any such period; (b) result from or arise in connection with a breach or non-fulfillment of any representation, warranty or covenant contained in this Agreement by the Purchaser or any of its Affiliates; or (c) relate to any Tax period (or portion thereof) ending after the Closing, including, for greater certainty, in respect of the unavailability in any such period of any Tax losses, credits, expenses, deductions, cost basis or any other Tax attribute.

(h)

For the purposes of Section 12.1(c), the portion of Taxes allocable to the Pre-Closing Portion of the Straddle Period of PPR USA shall be (i) in the case of Taxes, other than Taxes based upon or related to income or receipts, or franchise Taxes, or Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding, or ad valorem Taxes, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the day before the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any Tax based upon or related to income or receipts, or franchise Taxes, or Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding, or ad valorem Taxes, be deemed equal to the amount which would be payable if the relevant Straddle Period ended as of the day immediately prior to the Closing Date.

12.5	Notification.

Promptly upon obtaining knowledge thereof, the party being indemnified under this Agreement (the ”Indemnified Party”) shall notify the party providing for indemnification under this Agreement (the ”Indemnifying Party”), as the case may be, in writing of any cause which entitles the Indemnified Party to make a claim for indemnification under this Article 12 (an ”Indemnification Notice”).

12.6	Direct Claim

(a)

Following receipt of Indemnification Notice pursuant to Section 12.5 relating to a claim that is not a Third Party Claim (a “Direct Claim”), the Indemnifying Party, after giving notice to the Indemnified Party within twenty (20) days of such receipt, has thirty (30) days to investigate the Direct Claim and respond in writing. For purposes of the investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with such other information as the Indemnifying Party may reasonably request.

(b)

If, after the investigation, the Indemnifying Party disputes the validity or amount of the Direct Claim, the Indemnifying Party shall provide written notice of the dispute to the Indemnified Party within the thirty (30) day period specified in Section 12.6(a). The dispute notice will describe in reasonable detail the nature of the Indemnifying Party’s dispute. During the thirty (30) day period immediately following receipt of a dispute notice by the Indemnified Party, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve the dispute. If the Indemnifying Party and the Indemnified Party fail to resolve the dispute within that thirty (30) day time period, the Indemnified Party is free to pursue all rights and remedies available to it, subject only to this Agreement, including its right to submit such dispute to a court of competent jurisdiction in accordance with Section 15.11. If the Indemnifying Party fails to respond in writing to the Direct Claim within the thirty (30) day period specified in Section 12.6(a), the Indemnifying Party is deemed to have rejected the Direct Claim in which event the Indemnified Party is free to pursue all rights remedies available to it, subject to this Agreement.

12.7	Defense of Third Party Claim.

(a)

If any legal proceeding shall be instituted or any Claim or demand shall be asserted by a third party against the Indemnified Party (each a “Third Party Claim”), then the Indemnifying Party shall have the right, after receipt of the Indemnification Notice under Section 12.5 and upon giving notice to the Indemnified Party within fifteen (15) days of such receipt, to participate in the investigation and defense of the Third Party Claim and may also elect to assume the investigation and defense of the Third Party Claim.

(b)	If the Indemnifying Party assumes the investigation and defense of a Third Party Claim:

(i)

the Indemnifying Party shall pay for all costs and expenses of the investigation and defense of the Third Party Claim except that the Indemnifying Party will not, so long as it diligently conducts such defense, be liable to the Indemnified Party for any fees of other counsel or any other expenses with respect to the defense of the Third Party Claim, incurred by the Indemnified Party after the date the Indemnifying Party validly exercised its right to assume the investigation and defense of the Third Party Claim; and

(ii)

the Indemnifying Party shall reimburse the Indemnified Party for all reasonable costs and expenses incurred by the Indemnified Party in connection with the investigation and defense of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defense of the Third Party Claim.

(c)

If the Indemnified Party undertakes the defense of the Third Party Claim, the Indemnifying Party will not be bound by any determination of the Third Party Claim or any compromise or settlement of the Third Party Claim effected without the consent of the Indemnifying Party (which consent may not be unreasonably withheld or delayed).

(d)

The Indemnifying Party will not be permitted to compromise and settle or to cause a compromise and settlement of any Third Party Claim without the prior consent of the Indemnified Party (which consent may not be unreasonably withheld or delayed), unless:

(i)	the terms of the compromise and settlement require only the payment of money for which the Indemnified Party is entitled to indemnification under this Agreement;

(ii)

the terms of the compromise and settlement do not require the Indemnified Party to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the Person making the Third Party Claim or waive any rights that the Indemnified Party may have against the Person making the Third Party Claim; and

(iii)

the Indemnified Party receives, as part of the compromise and settlement, a legally binding and enforceable unconditional release from any and all obligations or liabilities it may have with respect to the Third Party Claim.

(e)

If the Indemnifying Party assumes the investigation and defense of the Third Party Claim, the Indemnified Party shall cooperate on a timely basis with the Indemnifying Party in the defense of the Third Party Claim and shall use its commercially reasonable efforts to make available to the Indemnifying Party or its representatives on a timely basis, at the request and expense of the Indemnifying Party:

(i)	those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in investigating and defending the Third Party Claim; and

(ii)

all documents, records and other materials in the possession, control or power of the Indemnified Party, reasonably required by the Indemnifying Party for its use solely in defending the Third Party Claim.

(f)	The Indemnified Party and the Indemnifying Party shall keep each other fully informed of the status of any Third Party Claim and any related proceedings.

(g)	In the case of any conflict between this Section 12.7 and the provisions of Section 13.3 with respect to a Tax Matter, Section 13.3 shall govern.

12.8	Exclusion of Other Remedies

Except as provided in this Section 12.8, following Closing, the indemnities provided in Section 12.1 and Section 12.2 constitute the only remedy of Seller or Purchaser, respectively, against a Party in the event of any breach of a representation, warranty, covenant or agreement of such Party contained in this Agreement. Prior to Closing, the Parties may exercise their rights of termination in Section 11.1, as applicable. Accordingly, a Party may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual Damages (and without requirement of posting a bond or other security). The Parties expressly waive and renounce any other remedies whatsoever which it would otherwise be entitled to as against any other Party.

12.9	One Recovery

Any Indemnified Party is not entitled to double recovery for any claims even though they may have resulted from the breach of more than one of the representations, warranties, covenants and obligations of the Indemnifying Party in this Agreement. No Party has any liability or obligation with respect to any claim for indemnification to the extent that such matter was reflected as an adjustment to the Purchase Price in Article 3.

12.10	[Intentionally Omitted]

12.11	Duty to Mitigate

Nothing in this Agreement in any way restricts or limits the general obligation at Law of an Indemnified Party to mitigate any loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant or obligation of the Indemnifying Party under this Agreement. If any claim can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, indemnity or reimbursement agreement or Contract, or pursuant to any claim, recovery, settlement against or with any other Person, the Indemnified Party shall take all appropriate steps to enforce such recovery, settlement or payment.

12.12	Adjustment to Purchase Price

Any payment made by Seller pursuant to this Article 12 will constitute a dollar for dollar decrease of the Purchase Price and any payment made by Purchaser pursuant to this Article 12 will constitute a dollar for dollar increase in the Purchase Price.

ARTICLE 13

TAX MATTERS

13.1	Tax Returns.

(a)

Seller shall prepare, or cause to be prepared, all income Tax Returns (“Pre-Closing Returns”) of the Corporations for Tax periods ending on or prior to Closing that are due after the Closing Date. Each such Pre-Closing Return shall be prepared in accordance with existing procedures, practices and accounting methods of the Corporations, unless such procedure, practice, accounting method or other contemplated treatment is not permitted under Law. Seller shall provide Purchaser with a draft of any such Pre-Closing Return no later than 30 days before the filing due date for such Pre-Closing Return, and Seller shall make all reasonable changes to such Pre-Closing Return requested by Purchaser within 15 days after receipt by Purchaser of such draft Pre-Closing Return. Notwithstanding the foregoing, the Parties agree that, in connection with such Pre-Closing Returns, Seller shall have sole discretion to cause the Corporations to make any (i) designation pursuant to subsections 80 (5) – (10) of the Tax Act (ii) agreement pursuant to section 80.04 of the Tax Act, and (iii) election pursuant to subsection 256(9) of the Tax Act (each, a “Specified Tax Position”). Purchaser shall cause the Corporations to timely file each such Pre-Closing Return prepared in accordance with the foregoing.

(b)

Seller may prepare, or cause to be prepared, amended income Tax Returns (“Amended Pre-Closing Returns”) of the Corporations for Tax periods ending on or prior to Closing. Each such Amended Pre-Closing Return shall be prepared as determined by Seller and in accordance with existing procedures, practices and accounting methods of the Corporations, unless such procedure, practice, accounting method or other contemplated treatment is not permitted under Law. Seller shall provide Purchaser with a draft of any such Amended Pre-Closing Return, and Seller shall make all reasonable changes to such Amended Pre-Closing Return requested by Purchaser within 15 days after receipt by Purchaser of such draft Amended Pre-Closing Return. Seller shall have sole discretion to cause the Corporations to make, amend or modify any Specified Tax Position (including in connection with any Tax Matter). Purchaser shall cause the Corporations to timely file each such Amended Pre-Closing Return prepared in accordance with the foregoing.

(c)

Purchaser shall prepare, or cause to be prepared, all income Tax Returns (“Straddle Returns”) of PPR USA for Tax periods beginning before and ending after Closing. Each such Straddle Return shall be prepared in accordance with existing procedures, practices and accounting methods of PPR USA, unless such procedure, practice, accounting method or other contemplated treatment is not permitted under Law. Purchaser shall provide Seller with a draft of any such Straddle Return no later than 30 days before the filing due date for such Straddle Return, and Purchaser shall make all reasonable changes to such Straddle Return requested by Seller within 15 days after receipt by Seller of such draft Straddle Return to the extent they relate to a portion of any Straddling Period up to and including the Closing. Purchaser shall cause PPR USA to timely file each such Tax Return prepared in accordance with the foregoing.

(d)

Purchaser shall and shall cause the Corporations to fully cooperate with Seller (including allowing access by Seller and its representatives to the books and records of the Corporations) in connection with the preparation or review of any Tax Returns in accordance with Sections 13.1(a), 13.1(a) and 13.1(c).

(e)

Without the prior written consent of Seller, Purchaser shall not, and shall not cause or permit any Corporation, to amend, refile or otherwise modify any Tax Return of a Corporation with respect to any Tax period beginning prior to Closing, if such amendment, refiling or modification would result in an increase in the amount of the Taxes for which Seller may be liable under this Agreement.

(f)

The parties shall act in good faith to resolve any dispute prior to the date on which a disputed Straddle Return is required to be filed. If the parties cannot resolve any disputed item, the item in question shall be referred to the Independent Accountant for final resolution, in accordance with the standards and procedures set forth in Section 3.3(a), mutatis-mutandis. No later than five (5) days following the final resolution and filing of such Straddle Return, Seller shall pay Purchaser (in immediately available funds) the amount of Taxes in respect of which Seller would owe an indemnification obligation pursuant to Section 12.1(c). Subject to the preceding sentence, Purchaser shall pay or cause to be paid all Taxes due and payable in respect of all such Straddle Returns.

13.2	Tax Cooperation.

Seller and Purchaser agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records and individuals) and assistance relating to the Corporations as is reasonably requested for the filing of any Tax Returns, Tax certificates and any other filings in connection with the transactions contemplated by this Agreement or otherwise and for the preparation of any Tax Matter and for the prosecution or defense of any Tax claim. Seller and Purchaser agree that each shall preserve and keep all books and records with respect to Taxes and Tax Returns in such party’s possession as of the Closing Date, or as later come into such party’s possession, until the expiration of the applicable statute of limitations. Any information obtained under this Section 13.3 shall be kept confidential except (i) as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting a Tax Matter or other proceeding or (ii) with the consent of Seller or Purchaser, as the case may be.

13.3	Conduct of Tax Matters.

(a)

If: (i) a Taxation Authority asserts any actions, inquiries, claims, assessments, audits or similar events with respect to Taxes against either of the Corporations, and (ii) the Seller could be responsible for any portion of the related Taxes (any such claim, a “Tax Matter”), then the party first receiving notice (whether directly, or indirectly through an Affiliate of such party) of such Tax Matter shall promptly provide to the Purchaser, the Corporations and the Seller written notice specifying in reasonable detail the basis for such Tax Matter and shall include a copy of the relevant correspondence received from the Taxation Authority in respect of such Tax Matter; provided, however, that a failure by either party to give such notice shall not affect the other party’s rights to indemnification under Article 12 unless and solely to the extent such other party is materially and adversely prejudiced as a consequence of such failure.

(b)

If, within thirty days after the Seller receives notice of a Tax Matter, the Seller provides to the Purchaser a written notice in which the Seller elects to contest, and to control the defense or prosecution of, such Tax Matter, then subject to the provisions of this Section 13.3(b), the Seller shall have the right to defend or prosecute and the right to control, at its sole cost and expense, such Tax Matter by all appropriate proceedings; provided that, notwithstanding the foregoing, the Seller and Purchaser shall jointly control any such Tax Matter that would reasonably be expected to have a material adverse impact on the Taxes of the Purchaser or the Corporations with respect to a taxable period (or portion thereof) beginning on or after the Closing Date (a “Joint Controlled Proceeding”). For any such Tax Matter, the defense or prosecution of which the Seller controls (a “Seller Controlled Proceeding”): (i) the Seller shall defend or prosecute the Tax Matter diligently and in good faith; (ii) the Seller shall not, without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, enter into any compromise or settlement of such Tax Matter; (iii) the Seller shall inform the Purchaser of all material developments and events relating to such Tax Matter (including providing to the Purchaser copies of relevant portions of all written materials relating to such Tax Matter); (iv) the parties shall cooperate with each other and each party’s authorized representatives in good faith in order to contest effectively such Tax Matter; (v) the Purchaser or its authorized representative shall be entitled, at the expense of the Purchaser, to attend and participate in all conferences, meetings and proceedings relating to such Tax Matter; and (vi) if the Purchaser reasonably withholds consent to a compromise or settlement pursuant to subsection (ii), above, then the Purchaser shall be entitled to participate with the Seller in joint control of the defense or prosecution of such Tax Matter (which shall thereafter be a Joint Controlled Proceeding).

(c)

The Seller’s right to control at any time any Tax Matter pursuant to Section 13.3(b) shall only apply after payment to the relevant Corporation of the amount of Tax subject at that time to collection measures by the applicable Governmental Authority (the “Prepaid Amount”) within the time prescribed by Law. In the event such Tax Matter is subsequently settled in accordance with the terms of a settlement or final non-appealable judgment, the applicable Corporation shall promptly reimburse to the Seller the lesser of: (i) the Prepaid Amount and any interest received from the Governmental Authority thereon (net after-Tax); and (ii) the Prepaid Amount and any interest received from the Governmental Authority thereon (net after-Tax) less the final amount of Tax due pursuant to such Tax Matter in accordance with the terms of such settlement or final non appealable judgment.

(d)

If the Seller fails within thirty (30) days after receipt of notice to assume control of a Tax Matter (other than a Joint Controlled Proceeding) in accordance with Section 13.3(b), or fails to pay the Prepaid Amount to the relevant Corporation in accordance with Section 13.3(c), then Purchaser will provide to Seller a reasonable opportunity to comment on any representations or submissions proposed to be made to a Governmental Authority in respect of such Tax Matter and to attend any meeting with any such Governmental Authority with respect to such Tax Matter, and Purchaser shall not settle, resolve or abandon (and shall not allow the Corporations to settle, resolve or abandon) such Tax Matter without the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed).

13.4	Conflicts; Survival.

In the event of a conflict between this Article 13 and any other provision of this Agreement, this Article 13 shall govern and control. This Article 13 shall survive until the expiration of the applicable statute of limitations (taking into account all extensions thereof granted with the prior written consent of the Seller, not to be unreasonably withheld).

13.5	Excessive Dividend Elections.

(a)

If a Taxation Authority determines that PPR Canada has made an “excessive eligible dividend designation” (as defined in subsection 89(1) of the Tax Act) in respect of any dividend paid before Closing, the Seller hereby irrevocably concurs (or shall cause the recipient of the relevant dividend or any successor thereof to concur) in the making of an election under subsection 185.1(2) of the Tax Act in respect of the full amount thereof, and such election shall be made by the applicable Corporation in the manner and within the time prescribed by subsections 185.1(2) and 185.1(3) of the Tax Act. The Seller further irrevocably agrees to do all such things and take all such actions as the Purchaser may reasonably request to ensure that none of the Corporations incur any liability for making an “excessive eligible dividend designation”.

13.6	§338(g)Election.

Purchaser shall pay any state or local U.S. Tax and indemnify Seller against all such Taxes and any other Damages attributable to the making by Purchaser of an election under Code §338(g) (and any corresponding elections under state or local U.S. law) with respect to the purchase and sale of the Purchased Shares of PPR Canada.

ARTICLE 14

OFAC; ANTI-MONEY LAUNDERING; PATRIOT ACT.

14.1	OFAC Representation.

Seller and Purchaser hereby represent, warrant and certify to and for the benefit of the other that such Party is not now, and has never been, nor shall it be, at any time prior to the Closing, an individual, corporation, partnership, limited partnership, joint venture, association, joint stock company, trust, trustee, estate, limited liability company, unincorporated organization, real estate investment trust, government or any agency or political subdivision thereof, or any other form of entity with whom a United States citizen, entity organized under the laws of the United States or its territories or entity having its principal place of business within the United States or any of its territories, is prohibited from transacting business of the type contemplated by this Agreement, whether such prohibition arises under United States law, regulation, executive orders and lists published by the Office of Foreign Assets Control, Department of the Treasury (“OFAC”) (including those executive orders and lists published by OFAC with respect to Persons that have been designated by executive order or by the sanction regulations of OFAC as Persons with whom U.S. Persons may not transact business or must limit their interactions to types approved by OFAC (“Specially Designated Nationals and Blocked Persons”)) or otherwise. No party or any Person who owns an interest in such party is now or has ever been, nor shall be at any time prior to the Closing, a Person with whom a U.S. Person, including a “financial institution” as defined in 31 U.S.C. 5312 (a)(z), as periodically amended (“Financial Institution”), is prohibited from transacting business of the type contemplated by this Agreement, whether such prohibition arises under United States law, regulation, executive orders and lists published by the OFAC (including those executive orders and lists published by OFAC with respect to Specially Designated Nationals and Blocked Persons) or otherwise.

14.2	Purchaser’s Assurances.

Purchaser represents, warrants and certifies to and for the benefit of Seller that it has taken, and shall continue to take until the Closing or any earlier termination of this Agreement, such measures as are required by applicable Law to assure that the funds used to pay all or any portion of the Purchase Price originate: (i) from transactions that do not violate United States law nor, to the extent such funds originate outside the United States, do not violate the laws of the jurisdiction in which they originated; and (ii) from permissible sources under United States law and, to the extent such funds originate outside the United States, under the laws of the jurisdiction in which they originated.

14.3	Anti-Money Laundering.

Seller represents, warrants and certifies to and for the benefit of Purchaser that neither Seller nor either of the Corporations: (i) is under investigation by any governmental authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities, any crimes which in the United States would be predicate crimes to money laundering, or any violation of any Anti-Money Laundering Laws (as hereinafter defined); (ii) has been assessed civil or criminal penalties under any Anti-Money Laundering Laws; or (iii) has had any of its funds seized or forfeited in any action under any Anti Money Laundering Laws. For purposes of subclause (i) of the previous sentence, the term “Anti-Money Laundering Laws” shall mean all applicable laws, regulations and sanctions, state and federal, criminal and civil, that: (w) limit the use of and/or seek the forfeiture of proceeds from illegal transactions; (x) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotics dealers or otherwise engaged in activities contrary to the interests of the United States; (y) require identification and documentation of the parties with whom a Financial Institution conducts business; or (z) are designed to disrupt the flow of funds to terrorist organizations. Such laws, regulations and sanctions shall be deemed to include, without limitation, the USA PATRIOT Act of 2001, Pub. L. No. 107-56 (the “Patriot Act”), the Bank Secrecy Act of 1970, as amended, 31 U.S.C. Section 5311 et seq., the Trading with the Enemy Act, 50 U.S.C. App. Section 1 et seq., the International Emergency Economic Powers Act, 50 U.S.C. Section 1701 et seq., and the sanction regulations promulgated pursuant thereto by the OFAC, as well as laws relating to prevention and detection of money laundering in 18 U.S.C. Sections 1956 and 1957. The parties represent, warrant and certify to and for the benefit of the other party that they are in compliance with any and all applicable provisions of the Patriot Act.

ARTICLE 15

GENERAL

15.1	Fees and Expenses.

Purchaser will pay for its own fees and expenses and Seller shall pay for its own fees and expenses which are, in each case, incurred in connection with the negotiation, preparation, execution and performance of this Agreement, the Transaction and the agreements contemplated by them, including the fees and expenses of legal counsel, investment advisers and accountants.

15.2	Further Assurances.

Each Party will, from time to time, execute and deliver all such further documents and instruments and do all acts and things as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

15.3	Public Announcements.

The Purchaser nor any of its directors, officers, employees and respective representatives will make any public disclosure concerning the matters set forth in this Agreement or the transactions contemplated by this Agreement without the prior written consent of the Seller, except if required by Law or rules of applicable stock exchanges in which case the Purchaser shall use commercially reasonable efforts to give the Seller an opportunity to review and comment on any such disclosure in advance of public release.

15.4	Benefit of the Agreement.

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the Parties.

15.5	Entire Agreement.

This Agreement and the other Transaction Documents constitute the entire agreement between the Parties with respect to the respective subject matters hereof and thereof, and cancel and supersede any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, among the Parties other than as expressly set forth in this Agreement. In the event of any inconsistency between the statements in the body of this Agreement and the Schedules hereto (other than an exception expressly set forth as such in a Schedule hereto), the statements in the body of this Agreement will control.

15.6	Amendments and Waivers.

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by Seller and Purchaser. Except as expressly provide in this Agreement, no waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

15.7	Assignment.

No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, which consent will not be unreasonably withheld or delayed.

15.8	Time of Essence.

Time is of the essence of this Agreement. The mere lapse of time in the performance of the terms of this Agreement by any Party will have the effect of putting such Party in default.

15.9	Notices.

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by facsimile or email (where applicable) addressed to the recipient as follows:

To Purchaser:

[***]

with a copy to (which will not constitute notice):

[***]

Attention:	[***]
Email:	[***]

To Seller:

[***]

Attention:	[***]
Email:	[***]

with a copy to (which will not constitute notice):

Stikeman Elliott LLP

[***]

Attention:	[***]
Email:	[***]

or to such other street address, facsimile number, e-mail address or address as may be designated by notice given by any Party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or e-mail, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

15.10	No Third Party Beneficiaries.

Except as otherwise provided in Sections 12.1 and 12.2, the Parties intend that this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the Parties to this Agreement and no Person, other than the Parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

15.11	Governing Law and Attornment.

This Agreement will be governed by and construed in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein, without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. The Parties each irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of any action or proceeding relating in any way to this Agreement (except with respect to disputes that are to be referred to the Independent Accountant pursuant to Section 3.3) and waive objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

15.12	Non-Merger.

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties shall not merge on and shall survive the Closing and, notwithstanding such Closing, shall continue in full force and effect.

15.13	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

15.14	Severability.

If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect.

15.15	Kedrion Code of Conduct.

Kedrion has implemented and put into effect a model for organization conduct, and control according to the Italian Law “D.Lgs.N. 231/2001” (the “Model”) and implements a Code of Ethics Conduct which is part of the same (the “Italian Code”). The Model and the Italian Code are available at www.kedrion.it Seller shall report to Kedrion’s surveillance body any breach by Seller or the Corporations prior to Closing. Purchaser shall inform Kedrion about and to its knowledge pending proceedings and/or censure of Seller or the Corporations for the crimes provided by D.Lgs. 231/01 relating to this Agreement. The violation of the foregoing reporting requirements will constitute a serious breach of this Agreement, and in such event Purchaser will have the right to terminate the Agreement if the breach is not promptly cured. The termination will be by right, following a simple written communication, the exercise of which shall not be deemed a waiver of any other right or remedy provided by this Agreement, applicable Law, or available in equity.

15.16	Force Majeure.

Neither Party shall be liable in any matter for failure to perform its obligations hereunder (such obligation(s) being an obligation other than a payment obligation), in whole or in part, all or any part of this Agreement when such failure is due to a cause or circumstance beyond such Party’s reasonable control, including, but not limited to government action, war, terrorism, fire, explosion, flood, strike, lockout, embargo, shortage of raw materials, temporary export discontinuity for domestic supply, pandemic of disease (including avian flu or any other pandemic disease which can affect egg production), act of God (a “Force Majeure Event”), provided that the party claiming Force Majeure has exerted commercially reasonable efforts to avoid or remedy such Force Majeure, then such failure shall be excused for the duration of such event and for such a time as is reasonable to enable to resume performance under this Agreement. Upon cessation of such Force Majeure Event, the affected Party shall promptly resume performance of its obligations hereunder.

[Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Share Purchase Agreement as of the date first above written.

PURCHASER:

KEDRION S.P.A

By:	/s/ Paolo Marcucci
Name: Paolo Marcucci Title: Chairman

SELLER:

LIMINAL BIOSCIENCES INC.

By:	/s/ Patrick Sartore
Name: Patrick Sartore Title: President

Exhibit “A”

Illustrative Calculation of Working Capital and Net Indebtedness

[Exhibit Omitted.]

Exhibit “B”

Form of Option Agreement

FORM OF OPTION AGREEMENT

THIS AGREEMENT is made as of ●, 2021.

BETWEEN:

Liminal BioSciences Inc. (“Seller”)

-and-

Kedrion S.p.A. (“Kedrion”)

WHEREAS further to the provisions of the Share Purchase Agreement dated ●, 2021 between, Kedrion and the Seller (the “SPA”) the parties have agreed to enter into this Agreement;

WHEREAS the Seller is the owner of:

(i)	All of the shares in the capital of Prometic Biotherapeutics Inc. (“PBT”) representing all the issued and outstanding equity interests in the capital of PBT (the “PBT Shares”); and

(ii)

All of the shares in capital of Prometic Bioproduction Inc. (“PBP”, and together with PBT, the “Ryplazim Targets”) representing all the issued and outstanding shares and equity interests in the capital of PBP (the “PBP Shares” and collectively with the PBT Shares, the “Shares”);

WHEREAS, it is contemplated that Kedrion may, but shall not be required to, acquire the Ryplazim Targets (the “Transaction”) in the event that the United States Food and Drug Administration (the “FDA”) approves and/or grants PBT’s biological license application for Ryplazim® plasminogen (human) for the treatment of clinical signs and symptoms associated with congenital plasminogen deficiency (the “BLA”) and the PRV (as defined hereinafter);

WHEREAS, PBT has applied for a Priority Review Voucher (“PRV”) in connection with its application for the BLA; and

WHEREAS, the Seller is prepared to grant Kedrion a call option to purchase the Shares from the Seller on the terms and conditions hereinafter set out;

NOW, THEREFORE, FOR GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH IS HEREBY ACKNOWLEDGED, THE PARTIES AGREE AS FOLLOWS:

Grant of Call Option to Purchase the Shares

1.

The Seller hereby grants Kedrion the irrevocable right (but not the obligation) (the “Call Option”) to purchase all (but not less than all) of the Shares from the Seller, and the Seller shall be obliged to sell all (but not less than all) of the Shares to Kedrion, which Call Option may only be exercised during the period (the “Exercise Period”) commencing on the receipt of a BLA and PRV from the FDA and expiring June 15, 2021, 5:00 p.m. EDT, subject to extension in accordance with Section 3(a) below (the “Expiry Date”).

2.

Subject to the exercise by Kedrion of the Call Option, effective as of closing under the Definitive Agreement (hereinafter defined), Kedrion shall be solely responsible for all activities and costs to be incurred in order to satisfy the conditions that may imposed by the FDA in its approval of the BLA. The Transaction would be subject to completion of satisfactory due diligence by Kedrion on the Ryplazim Targets signature of the Definitive Agreement and closing of the Transaction regarding PBP (the “Closing”) on or before the Expiry Date.

Extension of Exercise Period

3.

(a) In the event that the FDA does not grant and/or approve the BLA and the PRV on or before June 5, 2021, or earlier if the parties (the “Parties”) mutually agree that the FDA is likely not to approve the BLA and the PRV on or before June 5, 2021, Kedrion may elect , to extend the Exercise Period on a month to month basis in order to provide PBT the time to procure the BLA and the PRV, provided that:

a)

Kedrion shall pay PBT and PBP for all reasonable fees and expenses on jointly agreed activities related to the plasma-derived business operations of PBT and PBP, including the Laval Quebec manufacturing facility (the “Facility”) to be paid in advance no later than the 20th day of each calendar month (i.e. 5 days following same day as exercise of each option extension), not to exceed Three Million Dollars ($3,000,000) per month, in addition to activities and costs to be incurred in order to satisfy the conditions that may imposed by the FDA in its approval of the BLA as agreed between the parties    (the Data Room (as defined in the SPA) contains true and correct copies of the income and expense statements of the Ryplazim Targets for the six (6) month period ending March 31, 2021 for illustrative purposes only); and

b)	the Exercise Period may be extended to a date no later than the earlier of (A) ten (10) Business Days of grant of the BLA and PRV (if applicable); or (B) September 15, 2021.

(b) Anything to the contrary contained in Section 1 hereof, Kedrion shall have the right, but not the obligation, to exercise the Call Option prior to the Expiry Date if (i) the FDA denies the application for the BLA and the PRV; or (ii) the BLA is granted and a PRV is not granted, in which event the parties shall negotiate in good faith the structure of the transaction and exercise price payable to Seller further to Section 4, which shall be reflected in the Definitive Agreement and shall be subject to review by the respective legal and tax advisors. Definitive Agreement shall include a consideration payable to Seller equal to [***] in the event that a PRV is issued within twelve (12) months after the Closing, which consideration shall be reduced to an amount equal to [***] if a BLA and PRV are issued for Ryplazim more than twelve (12) months after the Closing.

Exercise Price

4.	(a)The exercise of the Call Option is subject to the payment to Seller of the consideration (the “Exercise Price”) by or on behalf of Kedrion, calculated and payable as follows:

(i)

a non-refundable cash payment of five million dollars ($5,000,000) (the “Initial Payment”) for the PBP Shares payable upon the Closing (hereinafter defined) of the Transaction by wire transfer of immediately available funds to an account designated in writing by Seller to Kedrion not less than two (2) business days prior to the Closing. Prior to or at the Closing Seller will cause PBT to provide a Royalty free and non revocable licences with PBP to ensure all intellectual property and services needed for manufacturing of Ryplazim and all any other rights pertaining to intellectual property necessary for the foregoing; and

(ii)

upon the sale of the PRV (if granted) by PBT and completion of the transactions described in Section 4(a)(ii)(2) before Closing (1) a non-refundable cash payment of [***] for the PBT Shares; and (2) [***]; and (ii) [***]. The Parties will reasonably cooperate to define the invoicing and payment conditions of the Milestone Payment in the Definitive Agreement. [***].

(b) In the event the BLA and/or the PRV is issued [***], subsequent to Kedrion exercising its Call Option, the amount of the Milestone Payment shall be increased to an amount equal to [***].

[***].

(c) [***].

Exercise of Call Option

5.

(a)At any time and from time to time during the Exercise Period, Kedrion shall have the irrevocable right (but not the obligation) to deliver a written notice (the “Exercise Notice”) to Seller requiring the Seller to sell all of the Shares to Kedrion and Kedrion to purchase all of the Shares from Seller at the Exercise Price and in accordance with the provisions of the Definitive Agreement.

(b) Promptly after the execution of this Agreement, the Parties will conduct negotiations in good faith to enter into a mutually satisfactory (x) share purchase agreement based on the form of share purchase agreement attached as Exhibit A hereto (the “Definitive Agreement”) be ready for signing before [***], it being understood and agreed that the representations and warranties will be adjusted and supplemented solely to the extent necessary to reflect the Ryplazim Targets and their respective Business and the provisions of this Agreement. In the event that Seller defaults in the performance of a good faith negotiation of the Definitive Agreement or breach any material obligation of Seller under the executed Definitive Agreement, including the Seller’s material representations and warranties, for reasons other than defaults caused by third parties facts and circumstances or events out of the reasonable control of Seller, and the default cannot be cured and as a direct consequence thereof , Kedrion terminates the Definitive Agreement and the Closing does not occur; Seller shall be liable to Kedrion for damages arising out of such default provided that Seller shall have no liability (for indemnification or otherwise) with respect to any breach or inaccuracy of any representation and warranty in the Definitive Agreement, or any failure to perform or fulfil any covenants or obligations, if Purchaser had knowledge of the breach, inaccuracy or failure to perform or fulfill on or prior to Closing. Except for gross negligence, bad faith or wilful misconduct including pursuing selling the Ryplazim Targets or the Ryplazim technology or the PRV other than as contemplated herein to third parties other than Kedrion during the Period from the signing of the present Agreement up to the Closing of PBT by Kedrion, or unreasonably delay Closing, Seller shall not have any liability or obligation with respect to any incidental, consequential, special and punitive damages or lost profits arising out of, resulting from or relating to a breach of this Option Agreement or the Definitive Agreement. .

(c) Except as provided in accordance with Section 3 above, the Call Option shall expire and terminate at the end of the Exercise Period unless earlier terminated by mutual consent of the Parties or as otherwise expressly provided under this Agreement.

(d) For the avoidance of any doubt, prior to the Closing subject to the provisions of Section 6(c) hereof, all rights attached to the Shares shall be exercised by the Seller as the sole owner thereof. Kedrion shall be deemed to have purchased and the Seller shall be deemed to have sold all Shares in accordance with the provisions of this Agreement only upon Closing of the Transaction contemplated by the Definitive Agreement.

(e) If the BLA is granted, Seller shall use commercially reasonable efforts to diligently respond to and cause PBT to respond to FDA’s requests for information in connection with the BLA and if applicable until the Closing.

(f) [***].

6.

Pre-Closing Covenants. Until the Closing, the expiration of the Exercise Period or the earlier termination of this Agreement, Seller shall take, or cause the Ryplazim Targets to take, the following actions:

a)

Access; Investigation; Confidentiality. Following the date hereof, and through the Closing Date, upon reasonable advance written notice, Kedrion and its representatives shall be afforded reasonable access during normal business hours to the offices, properties, employees and the business of the Ryplazim Targets. Kedrion agrees that such investigation shall be conducted in such a manner as not to interfere unreasonably with operations of the Ryplazim Targets. Seller and the Ryplazim Targets shall use commercially reasonable efforts to furnish to Kedrion all material information, documents and records available relating to the Ryplazim Targets as Kedrion may reasonably request, subject to compliance with applicable Law

b)

No Capital Changes. Seller shall not grant any agreements, warrants, contracts, puts, calls, rights, subscriptions or other commitments with respect to the Shares, issue securities or other instruments convertible into or evidencing the right to purchase any shares of capital stock of the Ryplazim Targets other than this Agreement.

c)

Definitive Agreement. The parties shall negotiate and finalize the Definitive Agreement in good faith with terms and conditions consistent with this Option and the nature of the Transaction, including but not limited to reasonable and customary Representations on Tax matters and Intellectual and Information Technology, as set forth in this Agreement and mutual and proportionate indemnification obligations for tax liabilities associated with Pre-Closing Reorganization matters, it being understood and agreed that except for the foregoing qualification, the representations and warranties shall be substantially similar to those contained in Exhibit A annexed hereto.

d)

Conduct of Business Prior to the Closing. Except for the steps taken as part of the Pre-Closing Reorganization (as defined in the Definitive Agreement), the sale process for the PRV and [***], Seller shall cause each of the Ryplazim Targets to operate their respective businesses in the ordinary course consistent with past practice and to use their respective commercially reasonable efforts to preserve the Ryplazim Targets’s business organization, relationships with customers and suppliers and the value of its business and the asserts thereof, and not, without the prior written consent of Kedrion, which consent shall not be unreasonably withheld, delayed or conditioned:

(i)	amend its charter or by-laws or similar organizational documents;

(ii)

(A) split or reclassify any shares of capital stock; (B) issue, pledge, transfer, encumber or sell any additional shares of capital stock of any class or series, or any securities convertible into or exchangeable for, or options or rights to acquire, shares of capital stock of any class or series; or (C) repurchase, redeem or otherwise acquire any shares of the capital stock;

(iii)

enter into, amend or terminate or waive any material right under any material contract, except material contracts entered into, amended or terminated in the ordinary course of business consistent with past practice or [***];

(iv)

acquire any business, material assets or person, whether by merger, consolidation, purchase of assets or equity interests, in a single transaction or a series of related transactions or enter into any new line of business or materially change or terminate any business practice;

(v)

make any capital expenditure outside of the normal course of business or except as authorized by [***] or forecasted capex of the Ryplazim Targets previously delivered to Kedrion or uploaded to the Data Room (as defined in the SPA);

(vi)

(A) sell, lease, license or otherwise dispose of, or incur any encumbrances on, any material assets, material intellectual property; (B) engage in any liquidation, dissolution, restructuring or other reorganization or any merger, recapitalization, business combination or similar material transaction other than the Pre-Closing Reorganization; or (C) or dispose of or disclose to any Person, other than representatives of Kedrion, any material proprietary intellectual property; other than in the normal course of business or as practised by the Ryplazim Targets in the last twenty-four (24) months;

(vii)

(A) incur any material indebtedness other than in favor of an Affiliate and which shall be satisfied in full prior to the Closing or (B) make any loans or advances to, or capital contributions or investments in, any person other than Affiliates except loans or advances to customers in the form of trade credit or deferred purchase price arrangements in the ordinary course of business;

(viii)

(A) adopt or amend in any material respect, or accelerate the payment or vesting of benefits or amounts payable under, any benefit plan; or (B) increase or adjust the compensation or fringe benefits or terms of employment of, or enter into any new employment, bonus or incentive arrangement with, any director, officer or employee of the Ryplazim Targets other than in the normal course of business or as practised by Seller in the last year;

(ix)

implement or effect any, new early retirement program, severance program or other program with respect to the employees of the Ryplazim Targets other than in the normal course of business or as practised by Seller in the last twenty-four (24) months;

(x)

(A) change any tax accounting principles, methods or practices with respect to Taxes; or (B) change any method of accounting or accounting practices in any material respect except as required by IFRS; provided that nothing in this paragraph (x) shall be interpreted as limiting the ability of the Seller to give effect to the Pre-Closing Reorganization in a tax efficient manner, which could reduce the tax balances and tax attributes of the Ryplazim Targets in a significant manner.

(xi)

settle or compromise any material legal proceeding or material investigation pertaining to the Ryplazim Targets or their respective Business or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any proceeding; or

(xii)	enter into any commitment or agreement to take any of the actions described in clauses “(i)” through “(xi)” of this Section 6(c), except as expressly permitted thereunder.

7.	Representations, Warranties and Covenants

a)

The Seller represents, warrants and covenants to Kedrion as of the date of execution of this Agreement as follows and acknowledges that Kedrion is relying upon the following representations, warranties and covenants in connection with the transactions which are the subject of this Agreement:

(i)

this Agreement constitutes a valid and binding obligation of the Seller, enforceable against it in accordance with its terms; (i) the Seller is the sole legal and registered owner of that number and classes of Shares as set forth on Exhibit B in the capital of the Ryplazim Targets; (ii) there are no agreements or restrictions that limit or restrict the grant of the Call Option; and (iii) except as provided for herein, there are no options or other agreements outstanding to purchase any of the Shares and upon the date and at the time of the exercise of the Call Option, there will not be any options or other agreements outstanding to purchase any of the Shares;

(ii)	the Seller has and will have good right, full power, and absolute authority to transfer the Shares to Kedrion according to the terms of this Agreement; and

(iii)

except as disclosed in writing to Kedrion the Seller has not taken any action that would cause Kedrion to become liable to any claim or demand for a brokerage commission, finder’s fee or other similar payment in respect of the transaction which is the subject of this Agreement.

b)	with respect to the Ryplazim Targets, Seller warrants and represents as of the date of execution of this Agreement that:

(i)

PBP is a Canadian corporation and PBT is a Delaware corporation, the Corporations are duly organized, validly existing and in good standing, possess all requisite power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as presently being conducted, and are duly qualified to do business and in good standing, in each jurisdiction in which the nature of property owned or leased by such Ryplazim Target or the conduct of its business requires it to be so qualified.

(ii)

All of the Shares are duly authorized, validly issued, fully paid and non-assessable and free and clear of all encumbrances, except for the Permitted Encumbrances as defined in the Definitive Agreement listed in Schedule A annexed hereto (the “Permitted Exceptions”), and not issued in violation of any pre-emptive rights, and constitute all of the issued and outstanding shares of capital stock of the Ryplazim Targets. No other capital stock, equity interests or other securities of the Ryplazim Targets, and no securities or other interests directly or indirectly convertible into, or exchangeable or exercisable for, any such stock, equity interests or securities, are issued or outstanding.

(iii)

There are no outstanding (A) agreements, arrangements, understandings, warrants, contracts, options, puts, calls, rights, options, subscriptions or other commitments of any kind to which the Ryplazim Targets or Seller are a party or by which any of them or any of their respective properties or assets are bound, relating to the sale, purchase, issuance or voting of any shares of capital stock of, or other membership or ownership interests in, or other securities of, the Ryplazim Targets, or (B) securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock of, or other membership or ownership interests in, the Ryplazim Targets.

(iv)

(A) The execution of this Agreement and the sale of the Shares does not conflict with, violate or breach any provision of any Constituting Document of a Ryplazim Target; (B) except for the Required Consents, result in a violation of, conflict with or constitute in any material respect or result in (in each case, with or without notice, lapse of time or both) a material default or material violation or breach under, or result in the acceleration, termination or cancellation of (or entitle any Person or give any Person the right to accelerate, terminate or cancel) any material obligation under, or result in the loss of a material benefit under, or give rise to any obligation of the Ryplazim Targets to make any payment under any contract to which such Ryplazim Target is a party or by which any of its property or assets is bound, or require any material consent, approval or authorization under, any contract to which a Ryplazim Target is a party or by which any of its property or assets is bound; (C) contravene or violate in any material respect any Law applicable to the Ryplazim Targets or by which it or any of its assets or properties is bound, or any governmental order to which such Ryplazim Target is a party or by which it or any of its assets or properties is bound, except for any such matters or consequences which would not materially adversely affect the ability of the Ryplazim Target to consummate the transactions contemplated by this Agreement; (D) result in the creation or imposition of any encumbrance, on any of the assets or properties of the Ryplazim Target; (E) to the Seller ‘s knowledge, result in termination or any impairment of, or require any material consent, approval or authorization under any material permit or license held by the Ryplazim Targets; except in the previous paragraphs A) to D) for acts of non-compliance, default or termination which would not have a material adverse effect.

(v)

With respect to the BLA and the PRV, the application of the PRV was submitted on September 4, 2020 and true and complete copies of all notices submissions and material communications with the FDA in connection thereto are contained in the Data Room.

(vi)

The execution, delivery and performance by Seller of this Agreement and the other instruments contemplated hereby and the consummation of the transactions contemplated hereby and thereby, do not and will not require any material approval, consent, authorization or act of, or the making by the Ryplazim Targets of any declaration, filing or registration with, or notification to, any Governmental Authority except for which the failure to obtain such approval or consent or acts of non-compliance which would not have a material adverse effect.

(vii)

Seller has placed in the Data Room true, complete and correct copies of the unaudited balance sheet and Income statements of the Ryplazim Targets. The balance sheet and income statements fairly present, in all material respects, the financial condition and results of operations of the Ryplazim Targets, as of the dates thereof or for the periods referred to therein. Each of the above statements have been prepared in accordance with the books and records of the Ryplazim Targets and in accordance with the normal accounting practices of the Ryplazim Targets, consistent with past practices.

(viii)

The Ryplazim Targets have no material liabilities, obligations Indebtedness of any nature (whether known or unknown, whether accrued, absolute, contingent or otherwise and whether due or to become due) whether or not of a nature required to be reflected in the balance sheet and income statement , except (A) liabilities or indebtedness to the extent reflected or reserved against in the balance sheet, (B) liabilities incurred since the date of the balance sheet and income statement in the ordinary course of business and consistent with past practice and that are not material in amount.

(ix)

The books and records maintained by the Ryplazim Targets are accurate in all material respects reflect their assets and liabilities and each Ryplazim Target maintains proper and adequate internal accounting controls that provide reasonable assurance that: (A) transactions are executed with management’s authorization; (B) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets; (C) access to its assets is permitted only in accordance with management’s authorization; (D) the reporting of its assets is compared with existing assets at regular intervals; and (E) accounts, notes and other receivable and inventory are recorded accurately in all material respects, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(x)

At all times in the past, the Ryplazim Targets have materially complied with, and they are now in material compliance with, and the business of the Ryplazim Targets is being conducted, and has been conducted in the past, in material compliance with all applicable Laws and Governmental Orders.

(xi)	Except as set forth in Data Room, each of the Ryplazim Targets is not a party to, or bound by, any of the following material contracts currently in force as of the date of the Agreement:

(A)	any contract with respect to the purchase of goods or services involving a binding commitment for a consideration or a cash expenditure in excess of [***];

(B)

any note, loan or credit agreement, mortgage, security agreement, letter of credit, obligation, agreement, instrument or other contract for or relating to Debt and other Indebtedness, or any guarantee by the Ryplazim Targets of third-party obligations or any contract providing for the creation of any encumbrance, except for the Permitted Encumbrances;

(C)	[***];

(D)	any joint venture, partnership or limited liability agreement or similar contract.

(E)

any contract which contains any non-competition, or similar obligations or which otherwise prohibits a Ryplazim Target thereof from freely providing services or supplying products to any customer or potential customers;

(F)	any contract under which any real property is licensed, leased or subleased;

(G)	any contract relating to any outstanding commitment for capital expenditures outside of the normal course of business or as provided [***];

(H)

any contract for the acquisition or disposition, directly or indirectly by Ryplazim Targets, of any material assets (including but not limited to, [***]), capital stock or equity of the Ryplazim Targets;

(I)

any contract currently in effect between a Ryplazim Target and any current or former director, officer, agent or consultant of the Ryplazim Targets, or the spouses or relatives of such persons including the payment of more than [***] per annum.

(J)

any contract pursuant to which a Ryplazim Target is currently obligated to indemnify any other Person, or any other Person is currently obligated to indemnify a Ryplazim Target other than in the ordinary course of business;

(K)	any contracts for sponsorship agreements; and

(L)

any contract pursuant to which (x) any intellectual property rights used by the Ryplazim Targets are licensed to any Person, (y) a Person has licensed any intellectual property to a Ryplazim Target that is used by the Ryplazim Targets.

(xii)

Neither of the Ryplazim Targets nor, to the knowledge of Seller, any other Person which is a party to any material contract, is in material breach of or default under, and no event has occurred which with or without notice or lapse of time, or both, would become a material breach of or default under, such material Contract. To the Seller’s knowledge, each material contract is in full force an effect. Prior to the date of this Agreement, Seller has delivered to the Data Room a true, complete and correct copy of each material Contract.

(xiii)

PBP has valid and subsisting leases in and the right to quiet enjoyment of the premises demised under its lease which constitute the only leases under which a Ryplazim Target holds a leasehold interest in real estate. PBT does not have a lease and has terminated its Maryland lease, placed the premises in the condition and made the termination payment due under the Termination Agreement. Seller has placed in the Data Room a complete and accurate copy of all Leases as amended. Neither Seller nor PBP has received written notice of any default, breach or violation under the Leases or any condition which with the giving of notice or the passage of time would become a default, breach or violation. No Person has so terminated or accelerated performance of the leases.

(xiv)

To Seller’s knowledge , the Ryplazim Targets own, or possess good, valid and marketable title or adequate licenses or other rights to use, all intellectual property used in or necessary to conduct their respective businesses, and perform the material contracts, as currently being conducted; (ii) to the knowledge of the Ryplazim Targets, no claim is threatened or pending, and no notice has been received that questions the Ryplazim Targets’ title to, any intellectual property that is material to the Ryplazim Targets’ (iii) to the knowledge of the Seller, the Ryplazim intellectual property used in the Business does not infringe upon, misappropriate, or otherwise violate the rights of any third party’s intellectual property; (v) to the knowledge of Seller, no claim is pending or threatened, to the effect that any intellectual property of the Ryplazim Targets that is material to its business is invalid or unenforceable, and there are no pending, or, to the knowledge of the Seller threatened, interferences, re-examinations, oppositions, cancellation proceedings, or the foreign equivalent thereof by third parties involving any Patents of the Ryplazim Targets; (vi) to the knowledge of Seller, there is no pending claim of infringement, misappropriation, or other violation, or threatened violation, of any intellectual property and no such claims have been asserted or threatened against by any person against the Ryplazim Targets in the past five (5) years; (vii) to the knowledge of Seller, none of the operations of the Ryplazim Targets (including any and all products and services of the Ryplazim Targets) or its existing or previous businesses, as now (or previously) conducted, or performance of any Contract as it has been, or as is currently being, conducted, infringes upon, misappropriates, or otherwise violates any third party intellectual property; and (viii) the Ryplazim Targets takes reasonable measures to protect the confidentiality of their respective proprietary rights.

(xv)

(A)The Ryplazim Targets have timely and duly filed all tax returns required to be filed in all jurisdictions where such tax returns are required to be filed through the date hereof and will timely file any such tax returns required to be filed on or prior to the Closing Date, in each case, subject to any applicable extensions and all such tax returns are or will be true, complete and accurate in all material respects. The Ryplazim Targets have timely and duly paid all taxes (whether or not shown to be due on any tax return) required to be paid through the date hereof and will timely and duly pay all taxes required to be paid (whether or not shown to be due on any tax return) on or prior to the Closing Date. The Ryplazim Targets have not received notice from any taxing authority that they required to file a tax return in any jurisdiction where it does not currently file a tax return.

(B) Adequate provision has been made in the Financial Statements uploaded to the Data Room for any taxes in respect of tax periods ending on or before March 31, 2021 that are not yet due and payable as of that date.

(C) The Ryplazim Targets have not received any notice of deficiency or assessment from any taxing authority with respect to any liability for taxes which has not been fully paid or finally settled or for which an adequate reserve or provision (excluding reserves for deferred taxes), specifically designated to cover such liability for taxes, has not been established on their Financial Statements.

(D) The Ryplazim Targets have not waived any statute of limitations affecting any tax liability or requested or agreed to any extension of time during which a tax assessment or deficiency assessment may be made, which waiver or extension is still outstanding or effective.

(xvi)

Except for [***] and as otherwise expressly permitted in this Agreement, neither Seller nor the Ryplazim Targets have paid or will become obligated to pay any fee or commission to any broker, finder or other intermediary for or on account of the transactions contemplated by this Agreement.

(xvii)

Except to the extent collected, the Ryplazim Targets’s accounts and notes receivable are bona fide receivables arising from sales actually made to or services actually performed by the Ryplazim Targets for third parties, are reflected on their books and records of the Ryplazim Targets, arose in the ordinary course of business and the goods and services involved have been, in all material respects, sold, delivered and performed to the account obligors and no further material amounts of goods or services are required to be provided or rendered, as applicable, in order to complete the sales and fully render the services and entitle a Ryplazim Target to collect such accounts receivable in full and the Ryplazim Targets has not received any notice of any material contest, claim, or right of set-off under any such accounts or notes. Seller has placed in the Data Room an aging schedule of the account receivable and its bad debt reserve, which Seller believes is adequate to cover any reasonably anticipated collection losses.

(xviii)

The Ryplazim Targets own or hold all permits, licenses approvals and authorizations necessary for the conduct of their respective businesses in all material respects as currently conducted (collectively, “Material Permits”). The Material Permits are valid, and to the knowledge of Seller, no Governmental Authority intends to modify, cancel, terminate or not renew any of the Material Permits, whether as a result of the transactions contemplated hereby or otherwise.

(xix)

The Ryplazim Targets have maintained books and records which, in reasonable detail, accurately and fairly reflect all material transactions entered into by the Ryplazim Targets, or to which a Ryplazim Target is a party. Complete copies of the books and records of the Ryplazim Targets thereof have been placed in the Data Room.

(xx)

(A) All of the inventories reflected in the Financial Statements of the Ryplazim Targets placed in the Data Room consisted at the dates thereof of a quality and quantity usable and, with respect to finished goods, saleable, in the ordinary course of the Business and none of the Inventories was slow-moving, obsolete, damaged or defective, except for obsolete, slow moving, damaged or defective items that have been written off or written down to net realizable value in accordance with the Ryplazim, Targets’ internal policies as disclosed in writing to Kedrion, and (B) the values at which the Inventory is carried on the Financial Statements reflect the inventory valuation policy of stating inventories at cost or market, whichever is lower, on a first-in, first-out basis.

(xxi)

Neither Seller nor any representative of the Ryplazim Targets has directly or indirectly (a) made any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of what form, whether in money, property, or services (i) to obtain favorable treatment for the Ryplazim Targets or to secure any contracts, (ii) to pay for favorable treatment for business of the Ryplazim Targets or to secure any contracts, (iii) to obtain special concessions for the Ryplazim Targets or for such special concessions already obtained, or (iv) on behalf or for the benefit of the Ryplazim Targets and otherwise in violation of any legal requirement, or (b) established or maintained any fund or asset of the Ryplazim Targets that has not been recorded in the books or records of the Ryplazim Targets.

(xxii)

The Ryplazim Targets are in compliance in all material respects with all applicable environmental laws. The Ryplazim Targets have obtained and are in material compliance with all Material Permits required under applicable Environmental Laws and to the Knowledge of the Ryplazim Target, there are no actions pending, threatened, to revoke, suspend, modify or limit any such Material Permit. There are no claims, actions, proceedings, or investigations pending, or to the knowledge of the Ryplazim Targets threatened, against the Ryplazim Targets arising under any Environmental Law except for such claims, actions, proceedings or investigations that have been fully resolved with no future liability or obligation on the part of the Ryplazim Targets. To the knowledge of the Ryplazim Targets, no releases, storage or disposal of regulated substances have occurred in connection with the existing or previous operations or assets of the Ryplazim Targets which are likely to result in imposition of liability for cleanup, personal injury, property damage or natural resource damage. Neither Ryplazim Target has not received any written notice from any Person or Governmental Authority that the Ryplazim Targets may be potentially liable under any Environmental Law for response actions or natural resource damages at any location arising out of conditions relating to past or current operations of the Business of the Ryplazim Targets.

(xxiii)	[***].

8.

Kedrion Representations. Kedrion represents, warrants and covenants to the Seller as follows and acknowledges that the Seller is relying upon the following representations, warranties and covenants in connection with the transactions which are the subject of this Agreement:

a)	Kedrion is duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

b)

Kedrion has the corporate power and capacity to enter into, and to perform its obligations under this Agreement. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on its part. This Agreement has been duly executed and delivered by Kedrion and is a valid and binding obligation of Kedrion, enforceable against it in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and the availability of equitable remedies; and

c)

Kedrion has not taken any action that would cause the Seller to become liable to any claim or demand for a brokerage commission, finder’s fee or other similar payment in respect of the transactions provided for in this Agreement or the Definitive Agreements.

d)	Kedrion has, and will have all funds on hand necessary to pay all payments and expenses assumed by Kedrion under this Agreement, including but not limited to the Initial Payment.

9.	OFAC; Anti-Money Laundering; Patriot Act.

a)

OFAC Representation. Seller and Kedrion hereby represent, warrant and certify to and for the benefit of the other that such Party is not nor shall it be, at any time prior to the Closing, an individual, corporation, partnership, limited partnership, joint venture, association, joint stock Ryplazim Targets, trust, trustee, estate, limited liability Ryplazim Targets, unincorporated organization, real estate investment trust, government or any agency or political subdivision thereof, or any other form of entity with whom a United States citizen, entity organized under the laws of the United States or its territories or entity having its principal place of business within the United States or any of its territories, is prohibited from transacting business of the type contemplated by this Agreement, whether such prohibition arises under United States law, regulation, executive orders and lists published by the Office of Foreign Assets Control, Department of the Treasury (“OFAC”) (including those executive orders and lists published by OFAC with respect to Persons that have been designated by executive order or by the sanction regulations of OFAC as Persons with whom U.S. Persons may not transact business or must limit their interactions to types approved by OFAC (“Specially Designated Nationals and Blocked Persons”)) or otherwise. No party or any Person who owns an interest in such party is now or has ever been, nor shall be at any time prior to the Closing, a Person with whom a U.S. Person, including a “financial institution” as defined in 31 U.S.C. 5312 (a)(z), as periodically amended (“Financial Institution”), is prohibited from transacting business of the type contemplated by this Agreement, whether such prohibition arises under United States law, regulation, executive orders and lists published by the OFAC (including those executive orders and lists published by OFAC with respect to Specially Designated Nationals and Blocked Persons) or otherwise.

b)

Kedrion’s Assurances. Kedrion represents, warrants and certifies to and for the benefit of Seller that it has taken, and shall continue to take until the Closing or any earlier termination of this Agreement, such measures as are required by Applicable Law to assure that the funds used to pay all or any portion of the Purchase Price originate: (i) from transactions that do not violate United States law nor, to the extent such funds originate outside the United States, do not violate the laws of the jurisdiction in which they originated; and (ii) from permissible sources under United States law and, to the extent such funds originate outside the United States, under the laws of the jurisdiction in which they originated.

c)

Anti-Money Laundering. Seller represents, warrants and certifies to and for the benefit of Kedrion that neither Seller nor the Ryplazim Targets: (i) is under investigation by any governmental authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities, any crimes which in the United States would be predicate crimes to money laundering, or any violation of any Anti-Money Laundering Laws (as hereinafter defined); (ii) has been assessed civil or criminal penalties under any Anti-Money Laundering Laws; or (iii) has had any of its funds seized or forfeited in any action under any Anti Money Laundering Laws. For purposes of subclause (i) of the previous sentence, the term “Anti-Money Laundering Laws” shall mean all applicable laws, regulations and sanctions, state and federal, criminal and civil, that: (w) limit the use of and/or seek the forfeiture of proceeds from illegal transactions; (x) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotics dealers or otherwise engaged in activities contrary to the interests of the United States; (y) require identification and documentation of the parties with whom a Financial Institution conducts business; or (z) are designed to disrupt the flow of funds to terrorist organizations. Such laws, regulations and sanctions shall be deemed to include, without limitation, the USA PATRIOT Act of 2001, Pub. L. No. 107-56 (the “Patriot Act”), the Bank Secrecy Act of 1970, as amended, 31 U.S.C. Section 5311 et seq., the Trading with the Enemy Act, 50 U.S.C. App. Section 1 et seq., the International Emergency Economic Powers Act, 50 U.S.C. Section 1701 et seq., and the sanction regulations promulgated pursuant thereto by the OFAC, as well as laws relating to prevention and detection of money laundering in 18 U.S.C. Sections 1956 and 1957. The parties represent, warrant and certify to and for the benefit of the other party that they are in compliance with any and all applicable provisions of the Patriot Act.

10.	General Provisions

a)

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by facsimile or email (where applicable) addressed to the recipient as follows:

If to Kedrion:

[***]

Attention:    [***]

Email: [***]

with a copy to (which will not constitute notice):

[***]

Attention:    [***]

Email: [***]

If to Seller:

[***]

Attention:    [***]

Email: [***]

with a copy to (which will not constitute notice):

Stikeman Elliott LLP

[***]

Attention: [***]

Email: [***]

or to such other street address, facsimile number, e-mail address or address as may be designated by notice given by any Party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or e-mail, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

b)

Kedrion will pay for its own fees and expenses and Seller shall pay for its own fees and expenses which are, in each case, incurred in connection with the negotiation, preparation, execution and performance of this Agreement, the Transaction and the agreements contemplated by them, including the fees and expenses of legal counsel, investment advisers and accountants.

c)	Words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine gender.

d)	Headings of the articles and sections hereof are inserted for convenient reference only and shall not affect the construction and interpretation of this Agreement.

e)

If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement fand the remaining provisions shall continue in full force and effect.

f)

Each of the Parties shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other may require from time to time for the purpose of giving effect to this Agreement and shall use all reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

g)

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement. There are no warranties, representations or agreements between the Parties in connection with such subject matter except as specifically set forth in this Agreement.

h)

Time is of the essence of this Agreement. Except for force majeure, the mere lapse of time in the performance of the terms of this Agreement by any Party will have the effect of putting such Party in default.

i)

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the Province of Ontario. The Parties each irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of any action or proceeding relating in any way to this Agreement and waive objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

j)	No amendment of this Agreement shall be binding unless in writing and signed by all of the Parties hereto.

k)

Except as expressly set forth herein neither party may assign this Agreement nor any rights or obligations hereunder without the prior written consent of the other party. Kedrion may assign its rights, but not its obligations to an Affilate. This Agreement shall enure to the benefit of and be binding upon the Parties hereto and the respective successors and assigns of the Parties.

l)

No waiver by any party hereto of any breach of any of the provisions of this Agreement shall take effect or be binding upon such party unless in writing and signed by such party. Unless otherwise provided therein, such waiver shall not limit or affect the rights of such party with respect to any other breach.

m)	All references to dollars in this Agreement shall be to American dollars, unless otherwise indicated.

n)

This Agreement and other documents to be delivered pursuant to this Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by electronic transmission and such transmissions shall constitute effective delivery of an executed copy of this Agreement to the receiving Party for all purposes.

o)

Kedrion has implemented and put into effect a model for Organization Conduct, and Control according to the Italian Law “D.Lgs.N.231.2001” (the “Model”) and implements a Code of Ethics Conduct which is party of the same (the “Code”). The Model and the Code are available at www.kedrion.it. Provider shall report to Kedrion Surveillance Body any possible Breach by Kedrion of Seller shall inform Kedrion about and to tis knowledge, pending proceedings and/or censure of Seller for the cries provided by D.Lgs. 231/01 relating to this Agreement. The violation by Seller of the foregoing reporting requirements will constitute a serious breach of this Agreement, and in such event Kedrion will have the right to terminate the Agreement if the breach is not promptly cured. The termination will be by right, following a simple written communication, the exercise of which shall not be deemed a waiver of any other right or remedy provided by this Agreement, Applicable Law, or available in equity.

p)

Neither Party shall be liable in any matter for failure to perform its obligations hereunder (such obligation(s) being an obligation other than a payment obligation), in whole or in part, or all or any part of this Agreement, when such failure is due to a cause or circumstance beyond such Party’s reasonable control, including, but not limited to, government action, war, terrorism, fire, explosion, flood, strike, lockout, embargo, shortage of raw materials, temporary export discontinuity for domestic supply, pandemic or disease (including avian flu or any other pandemic disease which can affect egg production), act of God or any other cause (a “Force Majeure Event”), provided that the Party claiming Force Majeure has exerted commercially reasonable efforts to avoid or remedy such Force Majeure, then such failure shall be excused for the duration of such event and for such time as is reasonable to enable to resume performance under this Agreement. Upon cessation of such Force Majeure Event, the affected Party shall promptly resume performance of its obligations hereunder.

[NO FURTHER TEXT THIS PAGE]

DATED as of the first date set above.

KEDRION:

KEDRION S.P.A

By:
Name:
Title:

SELLER:

LIMINAL BIOSCIENCES INC.

By:
Name:
Title:

Exhibit “C”

Form of Transition Services Agreement

[Exhibit Omitted.]

Exhibit “D”

Plasma Specifications

[Exhibit Omitted.]

Exhibit “E”

Forms of Certificates of Analysis for the Plasma Inventory

[Exhibit Omitted.]